JEFFERSON PILOT
FINANCIAL

2003 ANNUAL REPORT

2003 ANNUAL REPORT

CONTENTS


$3.50
$2.50
$1.50
$0.50
1993
2003
EPS (before realized gains and losses)
Dividends
Stock Splits

A HISTORY OF STEADY EARNINGS AND DIVIDEND GROWTH

In 2003, Jefferson Pilot celebrated its 100th anniversary and a heritage of superior performance for shareholders. That performance is well illustrated by Jefferson Pilot's growth over the past decade. From 1993 to 2003, Jefferson Pilot's earnings per share before realized gains and losses grew at a compounded rate of 13 percent a year, and cash dividends increased 11 percent annually. Our share price grew at a compounded rate of almost 14 percent, widely outpacing the S&P 500. That level of growth and consistency, along with Jefferson Pilot's top-tier financial strength, have become our hallmarks, and we are committed to building on that record of excellence for shareholders.

INDIVIDUAL PRODUCTS

MAJOR PRODUCTS
- Universal Life Insurance
- Variable Universal Life
- Term Life Insurance

DISTRIBUTION
- Independent General Agents
- Independent National Marketing Organizations
- Agency Building General Agents
- District Agency Network
- Jefferson Pilot Securities Corporation
- Banks
- Strategic Alliances


242
287
295
293
309
'99
'00
'01
'02
'03
Individual Products
Segment Income

ANNUITY AND INVESTMENT PRODUCTS

MAJOR PRODUCTS
- Single Premium & Flexible Premium Deferred Annuities
- Immediate Annuities
- Equity Indexed Annuities
- Mutual Funds
- Asset Management Programs

DISTRIBUTION
- Independent National Marketing Organizations
- Independent General Agents
- Agency Building General Agents
- Annuity Marketing Organizations
- Jefferson Pilot Securities Corporation
- Banks
- Investment Professionals


67
78
76
80
85
'99
'00
'01
'02
'03
Annuity and Investment Products
Segment Income

BENEFIT PARTNERS

MAJOR PRODUCTS
- Group Term Life Insurance
- Group Disability Income Insurance
- Group Dental Insurance

DISTRIBUTION
- Regional group offices throughout the U.S., marketing through employee benefit brokers, third-party administrators, and employee benefit firms


25
33
44
48
51
'99
'00
'01
'02
'03
Benefit Partners
Segment Income

COMMUNICATIONS

Radio (17 Stations)	Atlanta, Charlotte, Denver, Miami, San Diego
Television (3 Stations)	Charleston (SC), Charlotte, Richmond
Sports Production and Syndication	ACC and SEC Basketball and Football


85
90
74
85
92
'99
'00
'01
'02
'03
Communications
Broadcast Cash Flow

(In Millions Except Share Information)	2003	2002	% CHANGE
Income per common share:			
Income before losses from sales of investments	$ 3.69	$ 3.17	16.4
Net income	$ 3.47	$ 3.07	13.0
Income per common share - assuming dilution:			
Income before losses from sales of investments	$ 3.66	$ 3.14	16.6
Net income	$ 3.44	$ 3.04	13.2
Cash dividends paid per common share	$ 1.29	$ 1.18	9.3
Stockholders' equity per common share	$ 27.07	$ 24.79	9.2
Stockholders' equity per common share excluding the effect of FAS115	$ 22.21	$ 20.52	8.2
Income before losses from sales of investments	$ 523	$ 465	12.5
Net income available to common stockholders	$ 492	$ 450	9.3
Reportable segment results:			
Individual Products	$ 309	$ 293	5.5
Annuity and Investment Products	85	80	6.3
Benefit Partners	51	48	6.3
Communications	46	40	15.0
Corporate and Other	32	4	700.0
Total reportable segment results	523	465	12.5
Total realized investment losses, net of tax	(31)	(15)	(106.7)
Net income available to common stockholders	$ 492	$ 450	9.3
Assets	$ 32,696	$ 30,619	
Stockholders' equity	$ 3,806	$ 3,540	
Shares outstanding at year end (thousands)	140,611	142,799	
Operating return on average adjusted equity*	17.3%	15.7%	

**Average equity less average unrealized investment gains*

2003 REPORTABLE SEGMENT RESULTS



59% Individual Products
16% Annuity and Investment Products
10% Benefit Partners
9% Communications
6% Corporate and Other



DAVID STONECIPHER | DENNIS GLASS

LATE LAST YEAR, WE ANNOUNCED OUR MANAGEMENT TRANSITION WHEN THE BOARD SELECTED PRESIDENT DENNIS GLASS TO BECOME CHIEF EXECUTIVE OFFICER OF THE CORPORATION AND A MEMBER OF THE BOARD.

DEAR SHAREHOLDERS:

It has been my great pleasure to serve as Chief Executive Officer of Jefferson-Pilot Corporation for the past 11 years. I am extremely proud to say that, during that time, we have successfully transformed our core life insurance business from a regional distributor to a national leader, we have expanded into the group non-medical insurance business in a meaningful way, and we have built upon our communications company's reputation for excellence.

As we have expanded Jefferson Pilot through acquisition and organic growth, our performance has kept pace with our scale. I am extremely proud of the record we've built: ten years of EPS compounding at 13 percent, cash dividend growth at 11 percent, and share price growth at 14 percent – 50 percent better than the broad market.

Late last year, Jefferson Pilot's 100th anniversary, we announced our management transition when the Board selected President Dennis Glass to become Chief Executive Officer of the Corporation and a member of the Board, effective March 1, 2004. Dennis becomes only the third CEO of Jefferson Pilot over the past 35 years, and brings significant experience to his new role. He has been involved with every important decision this company has made over the past ten years, first as Chief Financial Officer, and then as President and Chief Operating Officer. His natural curiosity, creativity, and analytical approach to improving our businesses have been invaluable, as has his mature judgment. After thorough consideration, including a review of outside candidates, the Jefferson Pilot Board and I have unqualified confidence that he is the right person for the job. I believe he will be able to nurture, and even take to a new level, the disciplined, focused corporate culture at Jefferson Pilot that has been so important to our long-term success.

AT THE CORE OF OUR RECORD OF SUCCESS IS A DEDICATED TEAM OF ASSOCIATES FOCUSED ON QUALITY AND INTEGRITY IN EVERYTHING WE DO.

This is an appropriate time to advance our management succession plan, with substantive strategies in place and a strong, experienced management team that will be vigilant in maintaining superior performance for shareholders.

At the core of our record of success is a dedicated team of associates focused on quality and integrity in everything we do, and results for shareholders. I offer my full support to Dennis and the entire Jefferson Pilot team as we begin our second century of excellence.



DAVID A. STONECIPHER
CHAIRMAN OF THE BOARD



KENNETH MLEKUSH

WITH THANKS FOR HIS CONTRIBUTION

I would like to extend my sincere gratitude to Ken Mlekush, who has retired as Vice Chairman of the Board. Ken joined Jefferson Pilot in 1993, and under his leadership, Jefferson Pilot emerged from 64th in life insurance sales to become a top-10 company. Ken has played a central role in Jefferson Pilot's growth and success over the years, and has made a significant contribution to the life insurance industry over his 43-year career. I am proud to have been associated with him.



PRESIDENT'S LETTER

DENNIS GLASS

OUR SUCCESSES THIS YEAR WERE A PRODUCT OF THE ATTRIBUTES THAT DEFINE JEFFERSON PILOT AS AN ORGANIZATION: FINANCIAL DISCIPLINE AND OPERATIONAL EXCELLENCE.

TO OUR SHAREHOLDERS:

Jefferson Pilot achieved much in 2003:

- Record earnings, with earnings per share before realized investment gains and losses increasing 17 percent;
- Record life insurance sales in our core Individual Markets distribution, with new annualized premiums in those channels reaching $216 million;
- Reconfirmation of our Standard & Poor's financial strength rating at AAA, the best available and a tangible demonstration of the extraordinary financial security we provide our policyholders and clients;
- Significant recovery from the investment challenges of 2001 and 2002;
- Record earnings at Benefit Partners and a successful bid for the group non-medical insurance business of Canada Life, a step that meaningfully advances one of our higher-growth businesses;
- Record results for Jefferson-Pilot Communications;
- Further investment in our business to strengthen our market position; and
- High quality earnings and strong cash flow that allowed us to buy back 3.6 million shares of our stock and recently announce a 15 percent increase in our cash dividend.

These successes were not accidental, but resulted from carefully crafted management strategies in each of our business segments, implemented with timely adaptation to changing product markets, financial markets, and economic developments. They were also a product of the attributes that define Jefferson Pilot as an organization: strategic focus, financial discipline, operational excellence, and a results-oriented performance environment.

Our Individual Products business segment, which provided almost 60 percent of our earnings before investment gains and losses in 2003, continues to grow through an intensive focus on building diversified distribution that will help us take market share in a fragmented industry. Since we began building independent distribution in the early 1990's, Jefferson Pilot's market share in the individual life insurance business has grown dramatically and consistently from 0.2 percent to 2.3 percent in 2002, the latest period for which we have data. The top player has only a bit over five percent share. That market environment leaves plenty of room for us to grow using strategies that have been proven to work for us:

- We focus on building relationships with independent agents and marketing organizations, the fastest-growing distribution. We ranked sixth in independent channel market share in 2002.
- Our Premier Partnering program, now over three years old, has allowed us to attract and retain top-end producers that sell a minimum of $125,000 a year of new annualized life premiums. Jefferson Pilot now ranks fifth in membership in the Million Dollar Round Table's Top of the Table producers, the highest-performing group of life insurance agents in the nation.
- We place strong emphasis on sophisticated, upper-end consumer markets that afford the best growth opportunities, and we provide those markets with highly competitive and timely products, supported by creative marketing initiatives. Our product focus has responded quickly to market demand, whether for fixed or variable universal life products, and we have kept all of our products fresh to enable us to meet rapid market evolution.
- We use technology effectively to create competitive service and cost advantages that benefit both our clients and our shareholders. Aided by our technology edge, Jefferson Pilot's expense performance is dramatically better than the industry average, and even substantially better than our highly rated peers.

Our Annuity and Investment Products business, 16 percent of last year's earnings, benefits from the same disciplines that are embedded in our individual life business. While rapidly declining investment yields in the last several years have put considerable pressure on profitability of fixed annuity products, our business remains fundamentally strong:

- We are continuing to develop multiple distribution channels for fixed annuities.
- We have moved aggressively to take advantage of market demand for equity-indexed annuities. These are sophisticated products that provide excellent consumer value as well as favorable profitability and risk

JEFFERSON PILOT'S MARKET SHARE IN THE INDIVIDUAL LIFE INSURANCE BUSINESS HAS GROWN DRAMATICALLY AND CONSISTENTLY.



126
131
139
202
216
'99
'00
'01
'02
'03

Life Insurance Sales
Individual Markets Annualized Premiums
($ millions)

JEFFERSON PILOT'S BUSINESS MIX IS, WE BELIEVE, ONE THAT WILL CONTINUE TO PROVIDE THE RELIABLE RESULTS THAT OUR SHAREHOLDERS HAVE COME TO EXPECT.



$2.53
$2.86
$3.06
$3.14
$3.66
'99
'00
'01
'02
'03

Income Per Common Share
before realized gains and losses (diluted)



$0.86
$0.96
$1.07
$1.18
$1.29
'99
'00
'01
'02
'03

Dividends Paid Per Common Share

characteristics. As a highly rated player in this segment, we have enjoyed tremendous market acceptance for this group of products.

- As in our individual life business, expense management is always a key focus, driving our expense ratios for the annuity business to a level among the lowest in the industry.

The two businesses that we characterize as higher-growth, Benefit Partners and Communications, are performing superbly.

Benefit Partners, ten percent of 2003 earnings, is in a position to emerge as a national leader in the non-medical group insurance market as we integrate the purchase of the Canada Life business.

- This acquisition will boost Jefferson Pilot's group non-medical insurance position significantly, increasing premiums by half, and, we believe, increase this segment's earnings contribution to approximately 15 percent of corporate earnings before realized gains and losses when the integration is fully mature in the third year.
- Benefit Partners' competitive positioning is driven heavily by a technological edge and a distinctive business model that allows us to drive down expense levels while providing a competitive advantage in service to our brokers and policyholders. Those advantages, in combination with Jefferson Pilot's superior financial strength, have permitted us to capture market share by building out distribution, resulting in strong top-line growth since we formed Benefit Partners by combining Guarantee Life's group business with our own four years ago.
- In addition to augmenting top-line growth, Benefit Partners' technology and business model have helped us realize strong margins and returns in group insurance even as we provide superior service and value to our customers.
- Benefit Partners' base of 35,000 smaller business customers – with 3.5 million employees – provides us significant opportunity for cross-selling with our individual products lines and possibly other products.

Jefferson-Pilot Communications continues to perform at the top of the broadcasting industry.

- Communications' nine percent contribution to our earnings in 2003 understates the significance of this great asset to our shareholders, inasmuch as the valuation of this superior franchise is reflected in our share price at a much higher level than indicated by the earnings contribution.
- We operate in good growth markets.
- We have strong management in place in each of our properties that aggressively and successfully seeks to increase market share.
- Our operating margins are some of the strongest in the industry.

Jefferson Pilot's business mix is, we believe, one that will continue to provide the reliable results that our shareholders have come to expect. Our individual life insurance and annuity businesses, while challenged in today's environment of low interest rates, give us a platform of consistent and predictable earnings, while Benefit Partners is a platform for growth in a business that depends much less on interest spreads. Communications remains an excellent growth vehicle that also provides us with very strong free cash flow.

JEFFERSON PILOT HAS BUILT A TREMENDOUS HISTORY OF GROWTH AND PERFORMANCE FOR OUR SHAREHOLDERS.



$16.04
$18.24
$19.84
$20.52
$22.21
'99
'00
'01
'02
'03

Stockholders' Equity Per Common Share
(excluding the effect of FAS 115)

We do view 2004 as a challenging year due to the low interest rates that are putting pressure on our spread margins, particularly in fixed annuities. We are addressing spread management through new product designs that rely less on interest margins for profitability and provide lower minimum guarantees, as well as reduce issuance cost. We also will be pursuing initiatives during the year to enhance the Premier Partnering strategy, including product capacity increase, a new licensing and commission system, and a focus on accommodating high-performing independent marketing organizations. Benefit Partners will focus on integrating the Canada Life acquisition and enhancing its technology-led service model, as well as continuing to build its voluntary benefits business. We also will pursue product cross-selling between our group and individual lines that takes advantage of our strengths in both. In the investment area, we are sharpening our focus on risk management. Finally, we will focus, as always, on effective capital management, including a continuing diligent search for sensible and strategic acquisitions, as well as share buybacks.

Jefferson Pilot has built a tremendous history of growth and performance for our shareholders. I am proud and excited to be leading this great organization with its talented team of people and field partners as we build on and extend that legacy into our second century.

DENNIS R. GLASS
PRESIDENT AND CHIEF EXECUTIVE OFFICER

CONDENSED CONSOLIDATED BALANCE SHEETS

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

December 31 *(Dollar Amounts in Millions Except Share Information)*	2003	2002
Assets:		
Investments:		
Debt securities available for sale, at fair value (amortized cost $16,819 and $15,591)	$ 17,706	$ 16,465
Debt securities held to maturity, at amortized cost (fair value $2,918 and $3,225)	2,752	3,036
Equity securities available for sale, at fair value (cost $304 and $46)	756	409
Mortgage loans on real estate	3,472	3,294
Policy loans	869	909
Real estate	132	133
Other investments	65	42
Total investments	25,752	24,288
Cash and cash equivalents	72	67
Accrued investment income	326	302
Due from reinsurers	1,340	1,375
Deferred policy acquisition costs and value of business acquired	2,230	2,027
Goodwill	312	312
Assets held in separate accounts	2,166	1,785
Other assets	498	463
Total assets	$ 32,696	$ 30,619
Liabilities and Stockholders' Equity:		
Policy liabilities:		
Future policy benefits	$ 2,674	$ 2,592
Policyholder contract deposits	20,642	19,545
Dividend accumulations and other policyholder funds on deposit	251	248
Policy and contract claims	165	161
Other	638	586
Total policy liabilities	24,370	23,132
Commercial paper and revolving credit borrowings	654	453
Securities sold under repurchase agreements	401	499
Junior subordinated debentures	309	309
Currently (recoverable) payable income taxes	(72)	46
Deferred income tax liabilities	543	385
Liabilities related to separate accounts	2,166	1,785
Accounts payable, accruals and other liabilities	519	470
Total liabilities	28,890	27,079
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock and paid in capital, par value $1.25 per share: authorized 350,000,000 shares; issued and outstanding 2003 – 140,610,540 shares; 2002 – 142,798,768 shares	176	180
Retained earnings	2,947	2,750
Accumulated other comprehensive income	683	610
	3,806	3,540
Total liabilities and stockholders' equity	$ 32,696	$ 30,619

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

Year Ended December 31 *(Dollar Amounts in Millions Except Share Information)*	2003	2002	2001
Revenue:			
Premiums and other considerations	$ 951	$ 841	$ 770
Universal life and investment product charges	691	638	616
Net investment income	1,657	1,634	1,563
Realized investment (losses) gains	(47)	(22)	66
Communications sales	216	210	196
Other	105	105	111
Total revenue	3,573	3,406	3,322
Benefits and Expenses:			
Insurance and annuity benefits	2,005	1,914	1,758
Insurance commissions, net of deferrals	108	115	132
General and administrative expenses, net of deferrals	149	167	171
Insurance taxes, licenses and fees	73	78	71
Amortization of policy acquisition costs and value of business acquired	341	286	237
Interest expense	34	36	55
Communications operations	125	125	123
Total benefits and expenses	2,835	2,721	2,547
Income before income taxes	738	685	775
Income taxes	246	235	263
Net income before cumulative effect of change in accounting principle	492	450	512
Cumulative effect of change in accounting for derivative instruments, net of income taxes	–	–	1
Net income available to common stockholders	$ 492	$ 450	$ 513
Earnings Per Share:			
Net income available to common stockholders before cumulative effect of change in accounting principle, net of income taxes	$ 3.47	$ 3.07	$ 3.37
Cumulative effect of change in accounting for derivative instruments, net of income taxes	–	–	0.01
Net income per share available to common stockholders	$ 3.47	$ 3.07	$ 3.38
Net income per share available to common stockholders – assuming dilution	$ 3.44	$ 3.04	$ 3.34

DIRECTORS

EDWIN B. BORDEN
Former President and Chief Executive Officer
The Borden Manufacturing Company
Goldsboro, North Carolina

DR. WILLIAM H. CUNNINGHAM
Professor
The University of Texas at Austin
Austin, Texas

DENNIS R. GLASS
President and Chief Executive Officer
of the Corporation and of the principal life
insurance subsidiaries

ROBERT G. GREER
Vice Chairman
Bank of Texas
Houston, Texas

GEORGE W. HENDERSON, III
Former Chairman and Chief Executive Officer
Burlington Industries, Inc.
Greensboro, North Carolina

ELIZABETH VALK LONG
Former Executive Vice President of Time, Inc. and
Former President of Time Magazine
Tequesta, Florida

E. S. MELVIN
President and Chief Executive Officer
The Joseph M. Bryan Foundation of Greater Greensboro, Inc.
Greensboro, North Carolina

WILLIAM PORTER PAYNE
Partner
Gleacher Partners LLC
Atlanta, Georgia

PATRICK S. PITTARD
Former Chairman, President and Chief Executive Officer
Heidrick & Struggles International, Inc.
Atlanta, Georgia

DONALD S. RUSSELL, JR.
Attorney
Columbia, South Carolina

DAVID A. STONECIPHER
Chairman of the Board of the Corporation

OFFICERS

DAVID A. STONECIPHER
Chairman of the Board

DENNIS R. GLASS*
President and Chief Executive Officer

THERESA M. STONE*
Executive Vice President and Chief Financial Officer
and President of Jefferson-Pilot Communications Company

ROBERT D. BATES*
Executive Vice President and President – Benefit Partners

CHARLES C. CORNELIO*
Executive Vice President – Technology and Insurance Services

MARK E. KONEN*
Executive Vice President – Life and Annuity Manufacturing

WARREN H. MAY*
Executive Vice President – Marketing and Distribution

REGGIE D. ADAMSON
Senior Vice President – Corporate Finance

JOHN C. INGRAM
Senior Vice President and Chief Investment Officer

HOYT J. PHILLIPS
Senior Vice President – Human Resources

RICHARD T. STANGE
Senior Vice President and Insurance Companies' General Counsel

JOHN T. STILL, III
Senior Vice President – Corporate Development

DEAN F. CHATLAIN
Vice President and Tax Counsel

JEFFREY D. COUTTS
Vice President and Corporate Actuary

PAUL E. MASON
Vice President – Corporate Affairs

GARY L. MCGUIRK
Vice President – Internal Auditing

ROBERT A. REED
Vice President, Secretary and Corporate Counsel

* *Management Committee*

Jefferson-Pilot Corporation

2003 Financial Report

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JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

SUMMARY OF SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999
	(In Millions Except Share and Per Share Information)				
Total reportable segment results before gains (losses) from sales of investments and cumulative effect of change in accounting principle	$ 523	$ 465	$ 468	$ 445	$ 405
Gains (losses) from sales of investments, net of taxes	(31)	(15)	44	67	65
Cumulative effect of change in accounting for derivative instruments, net of taxes	—	—	1	—	—
Net income available to common stockholders	$ 492	$ 450	$ 513	$ 512	$ 470
Income per share of common stock before cumulative effect of change in accounting principle	$ 3.47	$ 3.07	$ 3.37	$ 3.31	$ 2.97
Cumulative effect of change in accounting for derivative instruments, net of taxes	—	—	0.01	—	—
Net income available to common stockholders	$ 3.47	$ 3.07	$ 3.38	$ 3.31	$ 2.97
Income per share of common stock — assuming dilution:					
Net income available to common stockholders	$ 3.44	$ 3.04	$ 3.34	$ 3.28	$ 2.95
Cash dividends declared on common stock	$ 187	$ 175	$ 166	$ 152	$ 138
Cash dividends paid per common share:					
First quarter	$ 0.30	$ 0.28	$ 0.25	$ 0.22	$ 0.20
Second quarter	0.33	0.30	0.28	0.25	0.22
Third quarter	0.33	0.30	0.28	0.25	0.22
Fourth quarter	0.33	0.30	0.28	0.25	0.22
Total	$ 1.29	$ 1.18	$ 1.07	$ 0.96	$ 0.86
Average common shares outstanding (thousands)	141,795	146,847	151,915	154,576	157,725
Total assets	$ 32,696	$ 30,619	$ 29,005	$ 27,331	$ 26,456
Debt, junior subordinated debentures and mandatorily redeemable preferred stock	$ 963	$ 762	$ 756	$ 853	$ 960
Stockholders' equity	$ 3,806	$ 3,540	$ 3,391	$ 3,159	$ 2,753
Stockholders' equity per share of common stock	$ 27.07	$ 24.79	$ 22.61	$ 20.47	$ 17.75

Note: All share information has been restated to reflect the April 2001 3-for-2 stock split, effected in the form of a stock dividend.
Cash dividends per share may not add due to rounding related to the splits.

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

REVENUE BY SOURCES

	2003	2002	2001	2000	1999
			(In Millions)		
Individual Products	$1,774	$1,737	$1,682	$1,664	$1,462
Annuities and Investment Products	694	686	647	629	511
Benefit Partners	820	698	602	537	164
Communications	214	208	195	206	200
Corporate and Other	118	99	130	134	150
Revenues before investment (losses) gains and cumulative effect of change in accounting principle	3,620	3,428	3,256	3,170	2,487
Realized investment (losses) gains	(47)	(22)	66	102	101
Cumulative effect of change in accounting for derivative instruments (1)	—	—	2	—	—
Total Revenues	$3,573	$3,406	$3,324	$3,272	$2,588

NET INCOME BY SOURCES

	2003	2002	2001	2000	1999
			(In Millions)		
Individual Products	$309	$293	$295	$287	$242
Annuities and Investment Products	85	80	75	78	67
Benefit Partners	51	48	44	33	25
Communications	46	40	34	41	38
Corporate and Other	32	4	20	6	33
Net income before investment (losses) gains and cumulative effect of change in accounting principle	523	465	468	445	405
Realized investment (losses) gains, net of taxes	(31)	(15)	44	67	65
Cumulative effect of change in accounting for derivative instruments, net of taxes (1)	—	—	1	—	—
Net Income Available to Common Stockholders	$492	$450	$513	$512	$470

(1) Effective January 1, 2001, the Company adopted SFAS Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, as amended.

COMMON STOCK TRADING HISTORY

High and Low Prices by Quarter

	2003		2002		2001		2000		1999	
	High	Low	High	Low	High	Low	High	Low	High	Low
First Quarter	40.93	35.75	53.00	45.23	49.67	41.00	45.42	33.25	51.58	44.04
Second Quarter	43.20	38.34	52.99	45.07	49.25	44.07	46.46	36.88	47.50	42.42
Third Quarter	46.57	41.21	47.50	36.75	49.00	38.00	47.21	37.83	50.42	41.00
Fourth Quarter	50.72	44.55	45.21	36.35	46.90	41.15	50.58	39.33	53.08	40.79

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

MANAGEMENT'S PRESENTATION OF QUARTERLY FINANCIAL DATA (UNAUDITED)

	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(In Millions Except Share Information)			
Revenues, excluding realized investment (losses) gains	$ 887	$ 897	$ 911	$ 925
Realized investment (losses) gains	(19)	20	(5)	(43)
Revenues	868	917	906	882
Benefits and expenses	701	703	718	713
Provision for income taxes	58	74	62	52
Net income available to common stockholders	$ 109	$ 140	$ 126	$ 117
Per share of common stock	$0.76	$0.99	$0.89	$0.82
Per share of common stock — assuming dilution	$0.76	$0.98	$0.88	$0.82

	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(In Millions Except Share Information)			
Revenues, excluding realized investment gains (losses)	$ 838	$ 857	$ 857	$ 876
Realized investment gains (losses)	34	4	4	(64)
Revenues	872	861	861	812
Benefits and expenses	660	669	680	712
Provision for income taxes	72	67	62	34
Net income available to common stockholders	$ 140	$ 125	$ 119	$ 66
Per share of common stock	$0.93	$0.84	$0.82	$0.46
Per share of common stock — assuming dilution	$0.92	$0.83	$0.81	$0.46

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION

	2003	2002	2001 (In Millions)	2000	1999
Life Insurance In Force (Excludes Annuities):					
Traditional	$ 40,583	$ 41,570	$ 41,185	$ 43,083	$ 46,997
Universal Life	96,369	91,675	89,054	89,741	93,407
Variable Universal Life	29,547	30,327	28,650	23,884	17,944
Benefit Partners	100,432	90,627	53,763	61,812	55,877
Total Life Insurance In Force	$266,931	$254,199	$212,652	$218,520	$214,225
Life Premiums on a SFAS 60 Basis:					
First Year Life (Note)	$ 834	$ 821	$ 918	$ 517	$ 605
Renewal and Other Life	1,106	1,059	1,061	1,062	931
Life Insurance	1,940	1,880	1,979	1,579	1,536
Accident and Health, Including Premium Equivalents	533	445	382	351	144
Total Life Insurance Premiums	$ 2,473	$ 2,325	$ 2,361	$ 1,930	$ 1,680
Annuity Premiums on a SFAS 60 Basis:					
Fixed Annuity	$ 815	$ 1,051	$ 1,497	$ 1,273	$ 858
Variable Annuity (including separate accounts)	11	26	59	127	140
Total Annuity Premiums	$ 826	$ 1,077	$ 1,556	$ 1,400	$ 998
Investment Product Sales	$ 3,258	$ 2,904	$ 2,803	$ 3,677	$ 2,361
Communications Broadcast Cash Flow	$ 92	$ 85	$ 74	$ 90	$ 85

Note: First year life premiums include single premiums.

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the consolidated financial condition, changes in financial position and results of operations for the three years ended December 31, 2003, of Jefferson-Pilot Corporation and consolidated subsidiaries. The discussion should be read in conjunction with the Consolidated Financial Statements and Notes. All dollar amounts are in millions except share and per share amounts. All references to Notes are to Notes to the Consolidated Financial Statements. Prior share amounts and earnings per share have been restated to give retroactive effect to the Company's 50% stock dividend, which was effective in April 2001.

Company Profile

Overview

Jefferson-Pilot Corporation is a holding company whose financial services and broadcasting subsidiaries provide products and services in four major businesses: 1) life insurance; 2) annuities and investment products; 3) group life, disability and dental insurance; and 4) broadcasting and sports programming production.

Our principal life insurance subsidiaries are Jefferson-Pilot Life Insurance Company (JP Life), Jefferson Pilot Financial Insurance Company (JPFIC) and its wholly owned subsidiary, Jefferson Pilot LifeAmerica Insurance Company (JPLA). Jefferson-Pilot Communications Company (JPCC) and its wholly owned subsidiaries conduct our broadcasting operations. Jefferson Pilot Securities Corporation (with related entities, JPSC) is a registered non-clearing broker/dealer that sells affiliated and non-affiliated variable life and annuity products and other investment products.

In our three financial services segments, effective investment management and asset/liability management are important to our financial position and results of operations. Interest spread, which represents the difference between interest earned on our investments and interest credited to policyholder funds, is a key component of our reportable segment results. The earned rate on our investments has declined in recent years as a result of a decline in the general interest rate environment. We establish credited rates within a highly competitive market for financial products. In establishing these rates, we start with an analysis of rates credited by other insurance companies and also compare rates offered by other financial services providers, such as bank certificates of deposit. These rates may impact the level of new sales or retention of existing customers. We believe that the historically low interest rate levels that we are currently experiencing will continue to challenge our earnings progression. Our operating results are also dependent on the level of mortality (death) and morbidity (disability and health) costs we incur. We attempt to address these conditions through underwriting risk selection and classification, by adjusting policyholder crediting rates to achieve desired spread performance, by monitoring claim and industry health care trend reports, and through a focus on conservative product designs. Also, we record substantial intangible asset balances because of commissions and expenses incurred in selling new policies, and because of acquisitions (DAC, VOBA, goodwill). The assumptions that we use in accounting for these intangible assets are important to our reported results.

For a more complete explanation of these important concepts, please see the Critical Accounting Policies, Financial Position, Investments and Market Risk Exposures sections of this report.

We use reportable segment results in assessing the performance of our business segments internally and believe it to be relevant and useful information. In the following discussion, "reportable segment results" and "total reportable segment results" include all elements of net income available to common stockholders except realized investment gains and losses. Reportable segment results as described above may not be comparable to similarly titled measures reported by other companies.

Our **Individual Products** segment sells life insurance on individuals, through which we underwrite the economic risks of mortality and provide vehicles for the accumulation of individual savings. We select and classify mortality risks, using actuarial science, within a competitive marketplace in accordance with various state and federal regulations. Because we earn revenues for accepting mortality risks, the growth in face amount of insurance in force is a key measure for a portion of our revenue growth. Because Individual Products operates under two distinct accounting models, we further analyze this segment by its two main product types: UL-type products and traditional products. UL-type products offered by this segment include universal life (UL) and variable universal life (VUL) products. UL-type product premiums may vary over the life of the policy at the discretion of the policyholder, so we do not recognize them as revenues when received, although UL-type premiums do increase assets and liabilities. We earn spreads between interest earned and credited to policyholders from aggregation and investment of policyholder funds. In managing these spreads, we develop and maintain systems and skills that are necessary to understand and mitigate credit and interest rate risks. We also recognize revenues on these products from mortality, expense and surrender charges earned (policy charges). Trends in policyholder fund balances and segment assets are important measures when analyzing the development of segment earnings. Due to competition from other financial services providers, it is important that we achieve continuing improvements in internal cost efficiencies in relation to policies administered and assets under management.

Traditional products require the policyholder to pay scheduled premiums over the life of the coverage. We recognize traditional premium receipts as revenues and profits are expected to emerge in relation thereto. Because of market preferences, we do not offer new traditional products except for some term life insurance.

Product development is important to growth in sales. We operate within a competitive marketplace by offering products that respond to demographic changes, the evolving financial needs of our customers, and regulatory requirements. We currently sell individual life insurance products designed to provide our customers vehicles for wealth accumulation, mortality protection, and a balance between those two objectives. Because this segment issues long duration contracts, sales results may not materially impact current period profitability, but longer-term sales trends are an important indicator of future growth in reportable segment results.

Our **Annuity and Investment Product (AIP)** segment primarily offers our proprietary fixed annuity products. We also sell mutual funds and other investment products through our broker/dealer. We earn interest spreads and policy charges on our annuity products, and recognize revenues from concession income earned on investment product sales by our broker/dealer. The principal source of reportable segment results is investment spreads on policyholder fund balances. Investment selection and matching of interest rate risk profiles of investments to those of policyholder fund balances are critical to achieving successful results within this segment. In recent years, historically low levels of interest rates have reduced the margin between rates we credit to policyholder accounts and those that are guaranteed under contractual provisions, and therefore will limit our ability to reduce crediting rates. We have responded to that exposure through innovative product designs that reduce spreads required to achieve desired returns. Because we derive a majority of our earnings from spread management activities, trends in policyholder fund balances and effective investment spreads earned are both important drivers of reportable segment results.

Product development activities are important to providing appropriate products to a highly competitive marketplace. We have introduced new products with fixed interest and equity index components in recent months that have contributed to improving sales trends, whereas sales of traditional fixed interest, multi-year guarantee products declined in the two most recent years because of competition from other financial services providers within a declining interest rate environment. New fixed annuity premium sales and surrenders of existing policies are both key indicators of growth in policyholder fund balances.

Our **Benefit Partners** segment insures individuals for mortality, morbidity and dental costs under master group insurance contracts with employers. This segment offers various forms of contributory and noncontributory plans, as well as supplemental contracts. Most of our group contracts are sold to employers with fewer than 500 employees. We select and classify risks within a competitive marketplace based on group characteristics, applying actuarial science and group underwriting practices. We may adjust premiums charged for insuring group risks, usually on an annual basis, in relation to evolving group characteristics and subject to policyholder acceptance.

Insurance products offered by this segment to the employer marketplace include group non-medical products, principally term life, disability and dental insurance. As these are traditional products, we recognize premium receipts from this segment as revenues and profits are expected to emerge in proportion to the revenue recognized. Because group underwriting risks may change over time, management focuses on trends in loss ratios to compare actual experience with pricing expectations. Also, expense ratios are an important factor in profitability since group insurance contracts are offered within an environment that competes on the basis of price and service. Reported sales relate to long duration contracts sold to new policyholders. The trend in sales is an important indicator of development of business in force over time.

In March 2004, we acquired Canada Life's U.S. based group life, disability and dental business. Following this acquisition, we are positioned with approximately $1 billion of annual group life, disability and dental premiums, one-third of which is due to the acquisition.

Our **Communications** segment consists of radio and television broadcasting operations located in selected markets in the Southeastern and Western United States, and sports program production. We generate revenues for this segment through advertising, sales of programming rights and other programming compensation.

Management evaluates the performance of our broadcast stations using a number of metrics including audience levels (ratings), growth in audiences, revenue growth, relative share of market revenues, and operating efficiencies, with the ultimate goal of achieving growth in broadcast cash flow. We focus our efforts at the local level, combining sound business practices with service to the community. We monitor each station's product through market research and tailor the product to our target audience's tastes and listening/viewing habits. We attempt to maximize revenues and increase revenue share by focusing on management of commercial inventory and pricing. We achieve operating efficiencies by exercising tight expense control at both the local and corporate levels.

Our **Corporate and Other** segment contains the activities of the parent company and passive investment affiliates, surplus of the life insurance subsidiaries not allocated to other reportable segments, financing expenses on corporate debt, strategic initiatives intended to benefit the entire company, and federal and state income taxes not otherwise allocated to business segments. We include all realized gains and losses on investments in the Corporate and Other segment, and hold all defaulted securities in this segment. Realized investment gains are gains and losses on sales and write downs of investments, and although these are included in revenues, we exclude them in assessing the performance of our business segments.

The Company's business segments, operating results, risks and opportunities are discussed in further detail in the sections that follow.

Segment Revenues

The revenues for our reportable segments, excluding realized gains and losses, were as follows:

	Year Ended		
	2003	2002	2001
Individual Products	50%	52%	53%
AIP	19%	20%	20%
Benefit Partners	22%	20%	18%
Communications	6%	6%	6%
Corporate and Other	3%	2%	3%

Critical Accounting Policies

General

We have identified the accounting policies below as critical to the understanding of our results of operations and our financial position. The application of these critical accounting policies in preparing our financial statements requires management to use significant judgments and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or amounts. Actual results may differ from these estimates under different assumptions or conditions. On an on-going basis, we evaluate our estimates, assumptions and judgments based upon historical experience and various other information that we believe to be reasonable under the circumstances. For a detailed discussion of other significant accounting policies, see Note 2.

DAC, VOBA and Unearned Revenue

The Individual Products, AIP and Benefit Partners segments defer the costs of acquiring new business. These costs include first year commissions and group sales representative incentive compensation, first year bonus interest or day one premium bonuses on annuities, certain costs of underwriting and issuing policies plus agency office expenses. These deferred expenses are referred to as deferred acquisition costs (DAC). We limit our capitalization of acquisition costs other than commissions in the Individual and AIP segments to the lower of product specific pricing allowables or the actual deferrable acquisition costs. When we acquire new business through an acquisition, we allocate a portion of the purchase price to a separately identifiable intangible asset, referred to as value of business acquired (VOBA). We initially establish VOBA as the actuarially determined present value of future gross profits of each business acquired. Both DAC and VOBA reflect our expectations about the future experience of business in force. Our primary assumptions regarding future experience that can affect the carrying value of DAC and VOBA balances include mortality, interest spreads and policy lapse rates. Significant changes in these assumptions can impact the amortization of DAC and VOBA in both the current and future periods, which is reflected in earnings. Our unearned revenue reserves result from the deferral of policy charges on certain products with large up-front expense charges. These reserves are amortized into income over periods similar to those used for DAC and VOBA. Both the deferral and amortization of unearned revenue reserves are reported in U.L. and investment product charges. See the Financial Position section for further discussion of these items including a sensitivity analysis regarding the impact of changes in critical assumptions or expectations.

Investments

We regularly monitor our investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. Our methodology to identify potential other-than-temporary impairments, requires professional judgment and is further described in the Investments section and in Note 4.

Valuing our investment portfolio involves a variety of assumptions and estimates, particularly for investments that are not actively traded. We rely on external pricing sources for highly liquid publicly traded securities and use an internal pricing matrix for privately placed securities. This matrix relies on our judgment concerning: 1) the discount rate we use in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we make adjustments as we apply professional judgment based upon specific detailed information concerning the issuer.

As the discussion above indicates, many judgments are involved in timely identifying and valuing securities, including other-than-temporary impairments on securities. Inherently, there are risks and uncertainties involved in making these judgments. See the discussion of Investments and Note 4 for further details. Critical assumptions and changes in circumstances such as a weak economy, an economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write downs in future periods for impairments that are deemed to be other than temporary.

Litigation

In recent years, the life insurance industry has experienced increased litigation in which large jury awards including punitive damages or settlements in lieu of litigation have occurred. Establishing accruals for specific litigation inherently involves a variety of estimates of future potential outcomes. Accordingly, management, based on the advice of internal and external counsel, reviews each specific litigation matter and makes a judgment whether it is probable we have incurred a loss. Once it is determined that a loss is probable, we use professional judgment in determining whether we can reasonably estimate the loss. In general, we accrue the estimated costs of defense until we can reasonably estimate the loss or any potential range of possible loss. At that time, these additional costs are accrued. Based on consultation with our legal advisors, we believe that resolution of pending legal proceedings will not have a material adverse effect on our financial position or liquidity but could have a material adverse effect on the results of operations for a specific period. See further discussion in Note 18.

Results of Operations

The following tables illustrate our results before and after realized investment gains and losses, and reconcile reportable segment results to net income available to common stockholders, the most directly comparable GAAP financial measure:

				Favorable/ (Unfavorable)	
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Consolidated Summary of Income					
Total reportable segment results	$522.5	$465.1	$469.1(a)	12.3%	(0.9)%
Realized investment (losses) gains (net of applicable income taxes)	(30.9)	(14.9)	43.7	(107.4)	(134.1)
Net income available to common stockholders	$491.6	$450.2	$512.8	9.2%	(12.2)%
Consolidated Earnings Per Share					
Basic:					
Total reportable segment results	$ 3.69	$ 3.17	$ 3.09(b)	16.4%	2.6%
Realized investment (losses) gains (net of applicable income taxes)	(0.22)	(0.10)	0.29	(120.0)	(134.5)
Net income available to common stockholders	$ 3.47	$ 3.07	$ 3.38	13.0%	(9.2)%
Fully-diluted:					
Total reportable segment results	$ 3.66	$ 3.14	$ 3.06	16.6%	2.6%
Realized investment (losses) gains (net of applicable income taxes)	(0.22)	(0.10)	0.28	(120.0)	(135.7)
Net income available to common stockholders	$ 3.44	$ 3.04	$ 3.34	13.2%	(9.0)%

(a) Includes $1.5 relating to the cumulative effect of change in accounting for derivatives.

(b) Includes $0.01 per share of income relating to the cumulative effect of change in accounting for derivatives.

	2003	2002	2001
Average number of shares outstanding	141,795,065	146,846,698	151,914,983
Average number of shares outstanding — assuming dilution	142,867,215	148,222,342	153,411,170

The 2003 increase in net income available to common stockholders reflected earnings growth in all business segments, partially offset by an increase in net investment losses. These net investment losses in 2003 and 2002 were primarily the result of other than temporary bond impairments, partially offset in 2002 by realized gains from sales of equity securities.

Total reportable segment results increased in 2003 driven by growth in all segments. An increase in interest spreads benefited our Individual and our AIP lines and effective expense management benefited the whole organization. The 2002 results were primarily influenced by an increase in the accrual for pending litigation in our Corporate segment which offset growth in our AIP, Communications and Benefit Partners segments.

Earnings per share amounts for the reportable segments were more favorable than the absolute earnings amounts due to repurchases of 3,578,600 shares in 2003 and 7,881,300 shares in 2002.

Results by Business Segment

We assess profitability by business segment and measure other operating statistics as detailed in the separate segment discussions that follow. We determine reportable segments in a manner consistent with the way we make operating decisions and assess performance. Sales are one of the statistics we use to track performance. Our sales, which are primarily of long-duration contracts in the Individual Products and AIP segments, have little immediate impact on revenues for these two segments as described in the segment discussions below.

Results by Reportable Segment

				Favorable/ (Unfavorable)	
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Individual Products	$309.4	$293.1	$294.5	5.6%	(0.5)%
AIP	85.0	80.3	76.4(a)	5.9	5.1
Benefit Partners	50.6	47.5	44.5	6.5	6.7
Communications	45.4	39.8	33.5	14.1	18.8
Corporate and Other	32.1	4.4	20.2	629.5	(78.2)
Total reportable segment results	522.5	465.1	469.1	12.3	(0.9)
Net realized investment (losses) gains	(30.9)	(14.9)	43.7	(107.4)	(134.1)
Net income available to common stockholders	$491.6	$450.2	$512.8	9.2%	(12.2)%

(a) Includes $1.5 relating to the cumulative effect of change in accounting for derivatives

Segment Assets

We assign invested assets backing insurance liabilities to our segments in relation to policyholder funds and reserves. We assign net DAC and VOBA, reinsurance receivables and communications assets to the respective segments where those assets originate. We also assign invested assets to back capital allocated to each segment in relation to our philosophy for managing business risks, reflecting appropriate conservatism. We assign the remainder of invested and other assets, including all defaulted securities, to the Corporate and Other segment. Segment assets as of December 31 were as follows:

	2003	2002
Individual Products	$17,717	$16,671
AIP	9,941	9,397
Benefit Partners	1,079	909
Communications	210	204
Corporate and Other	3,749	3,438
Total assets	$32,696	$30,619

Individual Products

The Individual Products segment markets individual life insurance policies primarily through independent general agents, independent national account marketing firms, and agency building general agents (together, our "core agency channels"). We also sell products through home service agents, broker/dealers, banks and other strategic alliances.

Segment results were:

	2003	2002	2001	Favorable/ (Unfavorable) 2003 vs. 2002	2002 vs. 2001
UL-Type Products:					
Net investment income	$ 749.2	$ 744.1	$ 693.2	0.7%	7.3%
Interest credited to policyholders	(515.4)	(534.6)	(502.3)	3.6	(6.4)
Interest margin	233.8	209.5	190.9	11.6	9.7
Product charge revenue:					
Cost of insurance charges	511.9	478.9	463.4	6.9	3.3
Expense charges	141.6	115.4	111.0	22.7	4.0
Surrender charges	34.9	38.0	35.0	(8.2)	8.6
Total product charge revenue	688.4	632.3	609.4	8.9	3.8
Death benefits and other insurance benefits	(272.4)	(245.9)	(226.9)	(10.8)	(8.4)
Expenses excluding amortization of DAC and VOBA	(96.4)	(101.7)	(108.3)	5.2	6.1
Amortization of DAC and VOBA	(179.0)	(154.4)	(127.6)	(15.9)	(21.0)
Miscellaneous income (expense)	(2.1)	0.1	(0.1)	—	—
UL-type product income before taxes	372.3	339.9	337.4	9.5	0.7
Traditional Products:					
Premiums and other considerations	173.0	180.4	197.9	(4.1)	(8.8)
Net investment income	165.2	179.5	183.4	(8.0)	(2.1)
Benefits	(197.8)	(208.2)	(215.5)	5.0	3.4
Expenses excluding amortization of DAC and VOBA	(24.1)	(27.6)	(34.2)	12.7	19.3
Amortization of DAC and VOBA	(16.3)	(13.1)	(16.1)	(24.4)	18.6
Traditional product income before taxes	100.0	111.0	115.5	(9.9)	(3.9)
Total income before taxes	472.3	450.9	452.9	4.7	(0.4)
Provision for income taxes	(162.9)	(157.8)	(158.4)	(3.2)	0.4
Reportable segment results	$ 309.4	$ 293.1	$ 294.5	5.6%	(0.5)%

The following table summarizes key data for Individual Products that we believe are our important drivers and indicators of future profitability:

	2003	2002	2001	Favorable/ (Unfavorable) 2003 vs. 2002	2002 vs. 2001
Annualized life insurance premium sales:					
Individual Markets excluding Community Banks and BOLI	$ 216	$ 202	$ 139	6.9%	45.3%
Community Banks and BOLI	$ 9	$ 58	$ 66	(84.5)%	(12.1)%
Average UL policyholder fund balances	$ 10,585	$ 9,875	$ 9,110	7.2%	8.4%
Average VUL separate account assets	1,233	1,211	1,333	1.8	(9.2)
	$ 11,818	$ 11,086	$ 10,443	6.6%	6.2%
Average face amount of insurance in force:					
Total	$164,963	$161,841	$157,438	1.9%	2.8%
UL-type policies	$123,848	$120,229	$115,582	3.0%	4.0%
Average assets	$ 17,128	$ 16,352	$ 15,524	4.7%	5.3%

Sales from our Individual markets excluding Community Banks and bank-owned life insurance (BOLI) grew in 2003 over 2002, and increased significantly in 2002 over 2001 due to new product introductions in 2002 and the strength of our Premier Partnering strategy. Sales in our core agency channels were up 7.5% in 2003 and were strongest in the latter part of the year as additional products were brought to market. With these new product offerings no single product comprised more than 30% of total sales in the fourth quarter of 2003. Sales to Community Banks and BOLI business declined in both 2003 and 2002. Community Bank and BOLI business will vary widely between periods as we respond to sales opportunities for these single premium products only when the market accommodates our required returns.

Interest margin on UL-type products grew in 2003, despite lower investment yields, due to growth in policyholder fund balances and an increase in average interest spread. The lower investment yield was due to the general interest rate environment and an increase in default charges paid from the Individual Products segment to the Corporate and Other segment of $6 as discussed under Corporate and Other. We actively manage interest spreads on our fixed UL-type products in response to changes in investment yields by adjusting the rates credited to policyholder fund balances while considering our competitive strategies as well. The average investment spread on fixed UL products increased 14 basis points to 2.03% in 2003 after having decreased 11 basis points in 2002. During 2003 and 2002, prepayments of mortgage backed securities significantly increased as a result of continued declines in long-term mortgage rates. Our mortgage backed securities portfolio is primarily a discount portfolio. The effect of prepayments in excess of expected levels increased effective investment yields by 20 and 15 basis points in 2003 and 2002. Prepayments were not significant in 2001. Of the 20 basis point investment yield impact in 2003, only a portion affected interest margin due to partial pass through of the higher yield to policyholders through crediting rates. DAC amortization and income taxes also reduce the earnings impact of excess accretion of discount. Our ability to manage interest crediting rates on fixed UL-type products is limited by minimum guaranteed rates provided in policyholder contracts. Therefore, continued low general market interest rates may impact future profitability, as the investment of cash flows at current interest rates reduces our average portfolio yield. At the end of 2003 and 2002, our crediting rates were approximately 49 and 79 basis points on average in excess of our minimum guaranteed rates, including some policies that were already at their minimum guaranteed rates.

Due to strong growth in expense charges and $8.4 of cost of insurance charges associated with a reinsurance recapture, product charge revenue grew at a rate faster than average UL policyholder fund balances in 2003. Excluding this recapture, product charge revenue in 2003 grew 7.5% over 2002. Products issued in recent years are designed to generate more of their revenues from expense charges. We defer expense charges received in excess of ultimate annual expense charges and amortize them into income relative to future estimated gross profits.

UL-type death benefits and other insurance benefits for 2003 included $7.6 related to the reinsurance recapture mentioned above. Absent this item, the increase in 2003 over 2002 was 7.7%. Death benefits, net of reinsurance, per thousand dollars of face amount of insurance in-force were $2.13 for 2003 compared to $2.07 for 2002 and $1.91 for 2001. Cost of insurance charges have grown as well. These trends relate to growth in average face amount of insurance in force and aging of our blocks. Changes in product design also impact cost of insurance charges.

Traditional premiums and other considerations declined in both 2003 and 2002 as we are focusing our sales efforts towards UL-type products and because in 2001 we began reinsuring 90% of our term life insurance sales. Net investment income from our traditional blocks declined in 2003 despite a favorable impact from prepayments of mortgage backed securities, due to the decline in investment yields and the decreasing size of the block.

Policy benefits on traditional business include death benefits, dividends, surrenders and changes in reserves, with the most significant being death benefits. Policy benefits as a percentage of premiums and other considerations were 114.3% in 2003, down slightly from 115.4% in 2002. The benefit ratio was 108.9% in 2001, reflecting favorable mortality experience in that year.

Total expenses (including the net deferral and amortization of DAC and VOBA) are as follows:

	2003	2002	2001	Favorable/ (Unfavorable) 2003 vs. 2002	2002 vs. 2001
Commissions	$ 295.5	$ 270.5	$ 212.1	(9.2)%	(27.5)%
General and administrative – acquisition related	87.2	87.8	79.5	0.7	(10.4)
General and administrative – maintenance related	36.0	38.9	44.5	7.5	12.6
Taxes, licenses and fees	50.3	55.4	51.1	9.2	(8.4)
Total commissions and expenses incurred	469.0	452.6	387.2	(3.6)	(16.9)
Less commissions and expenses capitalized	(348.5)	(323.2)	(244.7)	7.8	32.1
Expenses excluding amortization of DAC and VOBA	120.5	129.4	142.5	6.9	9.2
Amortization of DAC and VOBA	195.3	167.5	143.7	(16.6)	(16.6)
Total expense	$ 315.8	$ 296.9	$ 286.2	(6.4)%	(3.7)%

Expenses excluding amortization of DAC and VOBA were down in 2003 due to a reduction in the effective rate of premium taxes, and effective expense controls in our maintenance functions. The expense amounts we capitalize as DAC include first year commissions and deferrable acquisition expenses. We generally limit our capitalization of deferrable acquisition expenses to the lower of product specific pricing allowables or our actual deferrable acquisition costs. See further discussion of DAC and VOBA under the Financial Position section. The decline in expenses excluding amortization of DAC and VOBA in 2002 from 2001 was primarily a function of increased deferral of acquisition-related general and administrative expenses stemming from the significant increase in sales in 2002. Recent years' sales growth combined with higher emergence of gross profits on UL-type products, particularly interest margin and expense charges in 2003, were the primary contributors to the increases in the amortization of DAC and VOBA. Unlocking of DAC assumptions reduced DAC amortization on fixed UL products by $20.5 and $17.2 in 2003 and 2002. The 2003 unlocking pertained primarily to assumptions regarding interest spreads and mortality, while the 2002 unlocking was related primarily to persistency assumptions. The 2002 unlocking was partially offset by a $16.6 increase in amortization on VUL products due to limitation of mean reversion techniques, as discussed in the Financial Position section.

The growth in average Individual Products assets in 2003 and 2002 was primarily due to growth in UL policyholder fund balances, partially offset by a decline in assets supporting our traditional block of business. In 2002, market values of separate account assets of variable products declined, which hindered the growth in average assets for this segment.

Our financial and operating risks for this segment include, among others, interest margin risks, mortality risks, variances between actual and underlying assumptions of DAC and VOBA, changes in taxation of our products and competing offerings, and the effects of unresolved litigation. We discuss these risks in more detail in the Financial Position, Capital Resources and Liquidity, and Market Risk Exposures sections. See Note 2 for a discussion of Statement of Position 03-1, a new accounting pronouncement that is effective January 1, 2004, which may significantly impact the timing of this segment's earnings emergence in 2004 and beyond, depending on the outcome of evolving implementation guidance.

Annuity and Investment Products

Annuity and Investment Products are marketed through most of the distribution channels discussed in Individual Products above as well as through financial institutions, investment professionals and annuity marketing organizations. JPSC markets primarily variable life insurance written by our insurance subsidiaries and other carriers, and also sells other securities and mutual funds.

Reportable segment results were:

	2003	2002	2001	Favorable/ (Unfavorable) 2003 vs. 2002	2002 vs. 2001
Policy charges, premiums and other considerations	$ 8.8	$ 12.2	$ 14.9	(27.9)%	(18.1)%
Net investment income	586.6	576.8	533.4	1.7	8.1
Concession and other income	98.3	97.3	101.2	1.0	(3.9)
Total revenues	693.7	686.3	649.5	1.1	5.7
Policy benefits	416.6	424.7	385.3	1.9	(10.2)
Expenses	146.5	138.1	146.2	(6.1)	5.5
Total benefits and expenses	563.1	562.8	531.5	(0.1)	(5.9)
Reportable segment results before income taxes	130.6	123.5	118.0	5.7	4.7
Provision for income taxes	45.6	43.2	41.6	(5.6)	(3.8)
Reportable segment results	$ 85.0	$ 80.3	$ 76.4	5.9%	5.1%

The following table summarizes key information for AIP:

	2003	2002	2001	Favorable/ (Unfavorable) 2003 vs. 2002	2002 vs. 2001
Fixed annuity premium sales	$ 756	$ 994	$1,396	(23.9)%	(28.8)%
Variable annuity premium sales	2	10	26	(80.0)	(61.5)
	$ 758	$1,004	$1,422	(24.5)%	(29.4)%
Investment product sales	$3,258	$2,904	$2,803	12.2%	3.6%
Average policyholder fund balances	$8,400	$7,810	$6,858	7.6%	13.9%
Average separate account policyholder fund balances	340	481	533	(29.3)	(9.8)
	$8,740	$8,291	$7,391	5.4%	12.2%
Average assets	$9,537	$9,064	$8,138	5.2%	11.4%
Effective investment spreads for fixed annuities	1.88%	1.83%	1.96%		
Fixed annuity surrenders as a percentage of beginning fund balances	8.4%	9.5%	12.7%		

Fixed annuity premium sales declined in 2003 and 2002 reflecting continued competition in the fixed annuity market and our unwillingness to match our competitors' crediting rates, especially in the bank channel. Sales trends showed substantial improvement in late 2003 as approximately $321 of our total fixed annuity premium sales for 2003 came in the fourth quarter, following the introduction of a new product portfolio with fixed interest and equity-indexed components. We continue to develop differentiated annuity products designed to create new distribution opportunities and strengthen existing marketing relationships.

Our policy charge income declined in both 2003 and 2002 as our product mix focused more on products that derived most of their earnings from investment spreads rather than from policy charges, and as a result of lower surrenders. Net investment income growth was lower than the growth in average policyholder fund balances, primarily due to a decline in investment yields. The effect of the prepayments of mortgage backed securities in excess of expected levels in the AIP segment increased effective yields by 24 and 4 basis points in 2003 and 2002. Prepayments were not significant in 2001. Of the 24 basis point investment yield impact in 2003, only a portion impacted effective investment spreads on fixed annuities due to partial pass through of the higher yield to policyholders through crediting rates. DAC amortization and income taxes also reduce the earnings impact of excess accretion of discount.

We actively manage spreads on fixed annuity products in response to changes in our investment portfolio yields by adjusting the interest rates we credit on annuity policyholder fund balances while considering our competitive strategies. Effective investment spreads on fixed annuities increased in 2003 after having decreased in 2002. Our ability to manage interest crediting rates on fixed annuity products is limited by minimum guaranteed rates provided in policyholder contracts, and continued low general market interest rates will impact future profitability, as the investment of cash flows at current interest rates reduces our average portfolio yield. We have approximately $4 billion of fixed annuity policyholder fund balances with crediting rates that are reset on an annual basis, and our crediting rates on average are approximately 39 basis points in excess of our minimum guaranteed rates at December 31, 2003. Of the remaining $4 billion of fixed annuity policyholder fund balances, approximately $3 billion have multi-year guaranteed rates, which will begin to reset in the second half of 2004. Our recent sales have been of products with lower guaranteed minimum rates and lower spread requirements, developed in response to the declining interest rate environment.

Policy benefits, which are mainly comprised of interest credited to policyholder accounts, decreased in 2003 despite growth in average policyholder fund balances, reflecting crediting rate actions we took as part of our management of investment spreads.

Fixed annuity surrenders as a percentage of beginning fund balances declined in 2003 and 2002, reflecting the effects of the lower interest rate environment and the increased percentage of our annuity block with multi-year crediting rate guarantees. The surrender rate in the AIP segment is influenced by many other factors such as: 1) the portion of the business that has low or no remaining surrender charges; 2) competition from annuity products including those which pay up-front interest rate bonuses or higher market rates; and 3) rising interest rates that may make returns available on new annuities or investment products more attractive than our older annuities. Fixed annuity fund balances with surrender charges of 5% or more decreased to 48% at year-end 2003 from 55% at year-end 2002.

Total expenses (including the net deferral and amortization of DAC and VOBA) were as follows:

				Favorable/ (Unfavorable)	
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Commissions — insurance companies	$ 36.7	$ 53.0	$ 67.5	30.8%	21.5%
Commissions — broker/dealer	80.5	80.6	85.3	0.1	5.5
General and administrative – acquisition related	13.2	16.8	13.6	21.4	(23.5)
General and administrative – maintenance related	13.9	14.2	20.4	2.1	30.4
Taxes, licenses and fees	3.2	3.1	3.0	(3.2)	(3.3)
Total commissions and expenses incurred	147.5	167.7	189.8	12.0	11.6
Less commissions and expenses capitalized	(47.2)	(67.1)	(81.4)	(29.7)	(17.6)
Amortization of DAC and VOBA	46.2	37.5	37.8	(23.2)	0.8
Total expense	$146.5	$138.1	$146.2	(6.1)%	5.5%

Total AIP expenses increased in 2003, reflecting the increase in amortization of DAC and VOBA from overall growth in the business. Also, 2002 reflected a decrease in amortization of $13.0 due to lower lapse rates on fixed annuity products, partially offset by an $8.8 increase in amortization on variable annuity products using the mean reversion techniques discussed in the Financial Position section.

Risks in the annuity business other than those mentioned in our Overview are that equity market volatility could reduce demand for our products with interest credited rates indexed to those markets, increased lapses when interest rates rise, particularly in the portion of business subject to low or no surrender charges, and changes in taxation of our products and competing offerings. We discuss these risks in more detail in the Financial Position, Capital Resources and Liquidity, and Market Risk Exposures sections.

Benefit Partners

The Benefit Partners segment markets products primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third party administrators and other employee benefit firms.

Reportable segment results were:

	2003	2002	2001	Favorable/(Unfavorable) 2003 vs. 2002	2002 vs. 2001
Premiums and other considerations	$756.0	$638.1	$546.7	18.5%	16.7%
Investment income, net of expenses	63.8	60.2	55.0	6.0	9.5
Total revenues	819.8	698.3	601.7	17.4	16.1
Policy benefits	576.3	477.9	403.7	(20.6)	(18.4)
Expenses	165.6	147.3	129.6	(12.4)	(13.7)
Total benefits and expenses	741.9	625.2	533.3	(18.7)	(17.2)
Reportable segment results before income taxes	77.9	73.1	68.4	6.6	6.9
Provision for income taxes	27.3	25.6	23.9	(6.6)	(7.1)
Reportable segment results	$ 50.6	$ 47.5	$ 44.5	6.5%	6.7%

The following table summarizes key information for Benefit Partners:

	2003	2002	2001	Favorable/(Unfavorable) 2003 vs. 2002	2002 vs. 2001
Life, Disability and Dental annualized sales	$ 200	$ 182	$ 150	9.9%	21.3%
Reportable segment results:					
Life	$17.7	$19.8	$15.3	(10.6)%	29.4%
Disability	28.2	20.6	20.5	36.9	0.5
Dental	5.2	4.1	2.7	26.8	51.9
Other	(0.5)	3.0	6.0	(116.7)	(50.0)
Total	$50.6	$47.5	$44.5	6.5%	6.7%
Loss ratios:					
Life	77.5%	74.6%	76.8%		
Disability	69.2	70.4	66.1		
Dental	75.6	74.6	75.7		
Combined	73.7%	73.0%	72.4%		
Total expenses as a % of premium income	21.9%	23.2%	23.7%		
Average assets	$ 988	$ 851	$ 752	16.1%	13.2%

The Benefit Partners segment grew in 2003 and 2002. Total revenues increased along with annualized new sales for the core life, disability and dental lines. Sales growth, while competitively strong in 2003, moderated relative to 2002. The reasons for this moderation include the focus by our customers on their medical lines in 2003 with greater tendency to retain existing carriers for their non-medical coverages. Also, in 2003 we tightened certain underwriting rules and strengthened our sales focus on higher margin, smaller case business.

The increases in policy benefits in 2003 and 2002 were driven by growth in overall business coupled with an increased loss ratio, primarily related to adverse mortality experience in our life business. Accordingly, we made pricing increases to address an isolated segment of our life line of business that was under-performing, and we implemented greater management scrutiny of larger cases, especially renewals of groups with adverse experience. Going forward, we expect these actions to progressively improve our reportable segment results.

Expenses were as follows:

	2003	2002	2001	Favorable/ (Unfavorable) 2003 vs. 2002	2002 vs. 2001
Commissions	$ 85.3	$ 74.7	$ 63.4	(14.2)%	(17.8)%
General and administrative	75.6	69.6	65.7	(8.6)	(5.9)
Taxes, licenses and fees	19.2	17.9	14.9	(7.3)	(20.1)
Total commissions and expenses incurred	180.1	162.2	144.0	(11.0)	(12.6)
Less commissions and expenses capitalized	(114.4)	(95.7)	(69.9)	19.5	36.9
Amortization of DAC	99.9	80.8	55.5	(23.6)	(45.6)
Total expense	$ 165.6	$147.3	$129.6	(12.4)%	(13.7)%

Total expenses increased in 2003 and 2002 in line with overall growth in the business.

In March 2004, we acquired Canada Life's group life, disability and dental business. This transaction resulted in a commitment of approximately $200 of capital. This acquisition will enable us to expand our distribution network and further grow this business segment.

Risks beyond normal competition that may impact this segment include: 1) increased morbidity risk due to a weak economy that may increase disability claim costs; 2) continued medical cost inflation that can put pressure on non-medical benefit premium rates because employers may focus more on the employer's cost of non-medical programs; and 3) mortality risks including concentration risks from acts of terrorism not priced for or reinsured. We mitigate these risks by monitoring new and existing claims and industry health care trend reports which serve as indicators of increased employer medical costs, through scrutiny of larger cases, especially renewals of groups with adverse experience, and through intensive review of our concentration risks. One of our non-core products, Exec-U-Care®, which provides an insured medical expense reimbursement vehicle to executives for non-covered health plan costs, produced revenues for this segment of approximately $112 and net income of approximately $2 in 2003. A discontinuation of Exec-U-Care®, while not anticipated, would have a significant impact on segment revenues, but only a limited effect on net income.

Communications

JPCC operates radio and television broadcast properties and produces syndicated sports programming. Reportable segment results were:

	2003	2002	2001	Favorable/ (Unfavorable) 2003 vs. 2002	2002 vs. 2001
Communications revenues (net)	$216.7	$210.3	$196.8	3.0%	6.9%
Cost of sales	45.8	44.2	42.4	(3.6)	(4.2)
Operating expenses	79.3	81.4	80.5	2.6	(1.1)
Broadcast cash flow	91.6	84.7	73.9	8.1	14.6
Depreciation and amortization	8.4	8.1	10.9	(3.7)	25.7
Corporate general and administrative expenses	6.4	7.7	3.3	16.9	(133.3)
Net interest expense	2.2	2.9	4.1	24.1	29.3
Operating revenue before income taxes	74.6	66.0	55.6	13.0	18.7
Provision for income taxes	29.2	26.2	22.1	(11.5)	(18.6)
Reportable segment results	$ 45.4	$ 39.8	$ 33.5	14.1%	18.8%

Communications revenues increased in 2003 due to growth in our Radio operations as we increased market share and due to growth in our Sports operations. Combined revenues for Radio and Television increased 1.4% in 2003 despite lower than expected Radio and Television advertising growth in our markets in 2003 and significant political advertising revenues in 2002 that did not repeat in 2003. Political revenues have the most significant impact on Television. Excluding the impact of political revenues, revenues from Television increased 5.7% in 2003 and 3.3% in 2002. Revenues from Sports operations increased $3.7 in 2003 due to increased demand for our football products, compared to a decrease of $1.4 in 2002.

Broadcast cash flow, a non-GAAP measure of operating income that is commonly used in the broadcast industry, is calculated as communications revenues less operating costs and expenses before depreciation and amortization. Broadcast cash flow increased in all businesses in 2003 as a result of the increase in Sports and Radio revenues combined with effective operating expense control in all the businesses, especially Television. The increase in 2002 was attributable to improved profitability at our Radio and Television properties despite weak results in our Sports basketball product.

Cost of sales represents direct and variable costs, consisting primarily of sales commissions, rights fees and Sports production costs. Operating expenses represent other costs to operate the broadcast properties, including salaries, marketing, research, purchased programming and station overhead costs. Total expenses, excluding interest expense, decreased 1.1% in 2003 and increased 3.1% in 2002. As a percent of communication revenues, these expenses were 64.6%, 67.2% and 69.7% for 2003, 2002 and 2001. The 2003 improvement reflects continued expense discipline while 2002 benefited from the elimination of FCC license and goodwill amortization under SFAS 142. A one-time insurance recovery of $2.2 reduced general and administrative expenses in 2001.

Because our broadcasting businesses rely on advertising revenues, they are sensitive to cyclical changes in both the general economy and in the economic strength of local markets. Furthermore, our stations derived 23.5% and 25.3% of their advertising revenues from the automotive industry in 2003 and 2002. If automobile advertising is significantly curtailed, it could have a negative impact on broadcasting revenues. In 2003, 7.8% of television revenues came from a network agreement with our CBS-affiliated stations that expires in 2011. The trend in the industry is away from the networks compensating affiliates for carrying their programming, and there is a possibility those revenues will be eliminated when the contract is renewed. Radio and television stations require a license from the FCC to operate, with periodic renewal. While management considers failure to renew remote, any station that fails to receive renewal would be forced to cease operations. Many different businesses compete for available advertising sales in our markets, including newspapers, magazines, billboards, and other radio and television broadcasters. Technological changes and consolidation in the broadcast industry may increase competition for audiences and advertisers.

Corporate and Other

The Corporate and Other segment includes the excess capital of the insurance subsidiaries, other corporate investments including other-than-temporarily impaired securities, benefit plan net assets, goodwill related to insurance acquisitions, and corporate debt. The reportable segment results primarily contain the earnings on the invested excess capital, interest expense related to the corporate debt, and operating expenses that are corporate in nature (such as advertising and charitable and civic contributions). All net realized capital gains and losses, which include other-than-temporary impairments of securities, are reported in this segment.

The following table summarizes results for this segment. Prior year amounts have been restated to conform to the current year presentation for the adoption of FIN 46, under which, as discussed later and in Note 2, we no longer consolidate two affiliated Capital Trusts.

	2003	2002	2001
Earnings on investments	$ 93.9	$ 77.2	$103.8
Interest expense on debt and Exchangeable Securities	(33.8)	(35.9)	(53.5)
Operating expenses	(31.2)	(47.9)	(33.8)
Income tax benefit	3.2	11.0	3.7
Total expenses	(61.8)	(72.8)	(83.6)
Reportable segment results	32.1	4.4	20.2
Realized investment (losses) gains, net	(30.9)	(14.9)	43.7
Reportable segment results, including realized (losses) gains	$ 1.2	$(10.5)	$ 63.9

Earnings on investments increased $16.7 in 2003 driven by increases in earnings on equity investments and dividends on equity securities, resumed income on previously defaulted securities and an increase in default charges received from the operating segments. Default charges are received from the operating segments for this segment's assumption of all credit related losses on the invested assets of those segments. These charges are calculated in part as a percentage of invested assets. In response to the recent default environment in the securities market, we increased default charges assessed to the other operating segments in 2003 resulting in default charge income of $31.3 compared to $21.9 and $20.0 for 2002 and 2001. Earnings on investments in this segment can fluctuate based upon opportunistic repurchases of common stock, the amount of excess capital generated by the operating segments and lost investment income on bonds defaulted or sold at a loss.

Interest expense on debt and Exchangeable Securities remained flat in 2003 and decreased $17.6, in 2002. The 2002 decline was primarily due to lower interest rates on borrowed money, the maturity of the Exchangeable Securities that were replaced with lower short-term floating rate borrowings in January 2002 and overall lower amounts outstanding. See Note 8 for details of our debt structure and interest costs. Operating expenses declined in 2003 as expenses for 2002 included an accrual for litigation of $23.1. Excluding this accrual for litigation, operating expenses increased $6.4 in 2003 and declined $9.0 in 2002. Operating expenses vary with the level of corporate activities and strategies. Goodwill amortization of $9.5, excluding JPCC, was included in operating expenses in this segment for 2001 but was eliminated in 2002 and 2003 under SFAS 142. The income tax benefit decreased $7.8 in 2003 and increased $7.3 in 2002, in line with the changes in pre-tax income.

Realized investment gains and losses were as follows:

	2003	2002	2001
Bond gains	$ 58.0	$ 31.2	$ 15.0
Bond losses	(34.0)	(36.9)	(39.3)
Bond impairment charges	(94.8)	(163.1)	(55.4)
Stock gains (net)	13.8	160.4	145.9
Other losses	(4.1)	(8.7)	(1.6)
DAC and VOBA amortization	14.4	(4.9)	0.9
Gross realized (losses) gains	(46.7)	(22.0)	65.5
Less: taxes	15.8	7.1	21.8
Net realized (losses) gains	$(30.9)	$ (14.9)	$ 43.7

Realized gains and losses reflect several initiatives implemented in 2003 designed to enhance our long-term investment portfolio performance. The increase in market yields provided opportunities for sales of lower yielding bonds with redeployment at higher portfolio rates. This had the added benefit of creating taxable losses that we were able to carry back against previously paid income taxes. Bond impairments declined in 2003 as a result of significant improvement in the corporate credit environment and proactive portfolio management.

We reflect provisions for credit related losses in our estimated gross profits when calculating DAC and VOBA amortization. As reflected in the preceding table, we record DAC and VOBA amortization on realized gains and losses on investments that back UL-type products. During the third quarter of 2003, we recorded a DAC unlocking of $15.6 due to higher actual credit losses experienced over an economic cycle of several years than what we had assumed in our expected gross profits. Modeling of expected gross profits is discussed further in the DAC and VOBA section that follows.

The following table summarizes assets assigned to this segment.

	2003	2002	2003 vs. 2002
Parent company, passive investment companies and Corporate line assets of insurance subsidiaries	$1,206	$ 929	29.8%
Unrealized gain on fixed interest investments	612	570	7.4
Co-insurance receivables on acquired blocks	980	1,056	(7.2)
Employee benefit plan assets	369	330	11.8
Goodwill arising from insurance acquisitions	270	270	—
Other	312	283	10.2
Total	$3,749	$3,438	9.0%

Total assets for the Corporate and Other segment increased as a result of improvement in the corporate credit environment, growth of our excess capital levels, and an increase of approximately $88 in unrealized gains on equity securities. We experienced a record level of bond impairments in 2002 due to the deterioration of the bond market as shown in the realized investment gains and losses table above.

Risks for this segment include investment impairments due to continuing economic weakness or further economic decline, the risk of rising interest rates on our floating rate debt, the ability to replace existing debt agreements with comparable terms, declines in the values of our equity securities which would limit our potential for realized gains, general uncertainty regarding litigation, and the potential for future impairment of goodwill. Also, as discussed in the Liquidity section, to service our debt and to pay shareholder dividends, we rely on excess cash flows through dividends from the insurance subsidiaries. These dividends are dependent upon regulatory approval when above certain limits.

Financial Position

Our primary resources are investments related to our Individual Products, AIP and Benefit Partners segments, properties and other assets utilized in all segments and investments backing corporate capital. This section identifies several items on our balance sheet that are important to the overall understanding of our financial position. The Investments section reviews our investment portfolio and key portfolio management strategies.

Total assets increased $2,077 in 2003 and $1,613 in 2002 due to net policyholder contract deposits, growth in DAC, and unrealized gains on investments, which more than offset dividends, stock repurchases and impairment losses.

Intangible assets on our balance sheet include DAC, VOBA, goodwill and FCC licenses.

DAC, VOBA and Unearned Revenue

Both DAC and VOBA are amortized through expenses as revenues are recognized in the future. Some of the assumptions regarding future experience that can affect the carrying value of DAC and VOBA balances include mortality, interest spreads, lapse rates and policy fees earned. Significant differences between actual experience and assumptions we use can impact the carrying balance of DAC and VOBA and therefore produce changes that must be reflected in earnings. These changes can be positive or negative.

Our traditional individual and group insurance products are long-duration contracts. DAC and VOBA related to these products are amortized in proportion to premium revenue recognized. The DAC and VOBA balances on these products were $199.5 or 7.9% of the gross balances (before adjustments for unrealized gains and losses) at December 31, 2003, and are generally subject to little volatility.

We amortize DAC and VOBA on UL-type products and annuity products relative to the future estimated gross profits (EGP) over the life of these products. In calculating the EGP for these products, management must make assumptions regarding the following components: 1) estimates of fees charged to policyholders to cover mortality, surrenders and maintenance costs; 2) estimated mortality in excess of fund balances accumulated; 3) expected interest rate spreads between income earned, including default charges paid to the Corporate and Other segment, and amounts credited to policyholder accounts; and 4) estimated costs of policy administration (maintenance). As mentioned earlier, certain UL-type products sold in our Individual Products segment are designed with larger up-front expense charges. Significant portions of these up-front expense charges are deferred as unearned revenue reserves and are amortized into income over time using assumptions similar to those used for DAC and VOBA. The EGP used in our DAC and VOBA calculations include these up-front expense charges net of the deferrals but exclude the related amortization. DAC and VOBA calculations are sensitive to changes in our assumptions regarding EGP components, and any significant change in these assumptions will immediately impact the current DAC and VOBA balances with the change reflected through the income statement. We regularly review the models and the assumptions regarding EGP used in the calculation of amortization expense for these products so that the assumptions reflect management's current view of future events.

We consider the following assumptions to be most significant to UL-type products: 1) estimated mortality; 2) estimated interest spreads; and 3) estimated future policy lapses. DAC and VOBA on UL-type products were $1,884.8 or 74.9% of the gross balances at December 31, 2003.

In addition to these three assumptions all UL-type, VUL and VA products contain an additional assumption that affects the DAC and VOBA amortization. This critical assumption is the rate of growth of the separate account mutual funds that generate additional policy fees utilized in the EGP on VUL and VA products. We assume a long-term total net return on separate account assets, including dividends and market value increases, of 8.25% and a five-year reversion period. The reversion period is a period over which a short-term return assumption is used to maintain the model's overall long-term rate of return. We cap the reversion rate of return at 8.25% for one year and 10% for years two through five. The effect of this limitation is to reduce the cumulative effective long-term rate.

The following table reflects the possible pretax income statement impacts that could occur in a given year if we change our assumptions as illustrated related to UL-type products in the Individual Products segment:

	One-time Effect on DAC, VOBA and Unearned Revenue Amortization	
Quantitative Change in Significant Assumptions	Favorable Change	Unfavorable Change
Estimated mortality improving (degrading) 0.5% per year for 10 years from the current estimate	$41.4	$(41.8)
Estimated interest spread increasing (decreasing) 2.5 basis points per year for 10 years from the current assumed spread	23.6	(24.2)
Estimated policy lapse rates decreasing (increasing) 25% immediately and then increasing (decreasing) 2.5% per year for 10 years	24.2	(22.9)
Estimated long-term rate of return from VUL assets increasing (decreasing) 1.25% using mean reversion techniques	2.4	(9.3)

We consider estimated interest spreads and estimated future policy lapses to be the most significant assumptions related to our annuity products. DAC and VOBA on these products were $360.5 or 14.3% of the gross balances at December 31, 2003. The following table reflects the possible income statement impacts for our

AIP segment that could occur in a given year if we change our assumptions as illustrated related to annuity products:

Quantitative Change in Significant Assumptions	One-time Effect on DAC and VOBA Amortization	
	Favorable Change	Unfavorable Change
Estimated interest spread increasing (decreasing) 2.5 basis points per year for 10 years from the current assumed spread	$9.8	$(10.4)
Estimated policy lapse rates decreasing (increasing) 25% immediately and then increasing (decreasing) 2.5% per year for 10 years	9.8	(9.5)

We also adjust the carrying value of DAC and VOBA to reflect changes in the unrealized gains and losses in available-for-sale securities backing UL-type and annuity products, since this impacts the timing of and possible realization of EGP's. Note 6 contains roll forwards of DAC and VOBA including the amounts capitalized, amounts amortized and the effect of the unrealized gains.

Goodwill

Goodwill was $312 at December 31, 2003 and 2002 and 8.2% and 8.8% as a percentage of shareholders' equity at these dates. Through December 31, 2001, goodwill was amortized on a straight-line basis over periods of 25 to 40 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. As a result, we regularly review the carrying amounts of these assets for indications of value impairment, considering financial performance and other relevant factors such as a significant adverse change in the business or legal climate, an adverse action or assessment by a regulator, or unanticipated competition. If considered impaired, the carrying amounts would be written down to a value determined by using a combination of fair value and discounted cash flows. Absent an indication of impairment, we test goodwill for impairment annually in the month of June. We concluded that there had been no impairments in 2003 or 2002.

Other

At December 31, 2003 and 2002, we had reinsurance receivables of $845 and $889 and policy loans of $103 and $135 which are related to the businesses of JP Financial that are coinsured with Household International (HI) affiliates. HI has provided payment, performance and capital maintenance guarantees with respect to the balances receivable. We regularly evaluate the financial condition of our reinsurers and monitor concentrations of credit risk related to reinsurance activities. We have not suffered any significant credit losses from reinsurance activities in the last three years.

At December 31, 2003 and 2002, the fair values of the assets related to the defined benefit pension plans were $369 and $331. The increase in assets reflects the improvement in the equity markets in which the majority of these assets are invested. The projected benefit obligations at December 31, 2003 and 2002 were $361 and $322 with the majority of the growth due to actuarial losses that arose from a lower discount rate we used in the liability calculations for 2003 due to the declining interest rate environment. Net periodic benefit cost, which includes service cost, interest cost, return on plan assets and net amortization and deferrals of gains and losses, was an expense of $1.0 for 2003 compared to income of $3.0 for 2002. See Note 13 for further details regarding our pension plans.

Capital Resources

At December 31, 2003, our capital structure consisted of short-term commercial paper, securities sold under repurchase agreements, long-term junior subordinated debentures, and stockholders' equity. We also have bank credit agreements for unsecured revolving credit, under which we have the option to borrow at various interest rates. The two agreements currently aggregate $525 with half available until May 2004 and half available until May 2007. The credit agreements principally support our issuance of commercial paper.

Outstanding commercial paper has various maturities that can be up to 270 days. If we cannot remarket commercial paper at maturity, we have sufficient liquidity, consisting of the bank credit agreements, liquid assets, such as equity securities, and other resources to retire these obligations. The weighted-average interest rates for commercial paper borrowings outstanding of $654 and $453 at December 31, 2003 and 2002 were 1.13% and 1.44%. The maximum amount outstanding during 2003 and 2002 was $656 and $455.

Our commercial paper is currently rated by two rating agencies.

Agency	Rating
Fitch	F1+
Standard & Poor's	A1+

These are both the highest ratings that the agencies issue and have been affirmed in the past six months. A significant drop in these ratings, while not anticipated, could cause us to pay higher rates on commercial paper borrowings or lose access to the commercial paper market.

Our insurance subsidiaries have sold collateralized mortgage obligations and agency debentures under repurchase agreements involving various counterparties, accounted for as financing arrangements with maturities less than six months. We may use proceeds to purchase securities with longer durations as an asset/liability management strategy. At December 31, 2003 and 2002, repurchase agreements, including accrued interest, were $401 and $499. The securities involved had a fair value and amortized cost of $428 and $406 at December 31, 2003 versus $532 and $493 at December 31, 2002. The maximum principal amounts outstanding were $597 and $636 during 2003 and 2002.

Under FIN 46 as described in Note 2, effective December 2003, we no longer consolidate two affiliated Capital Trusts that sold preferred Capital Securities in private placements and used the proceeds to purchase junior subordinated debentures from the Company in 1997. The debentures pay interest semi-annually and mature in 2046 or earlier, at our option, beginning in 2007. At December 31, 2003 and 2002, the debentures outstanding were $309. Prior to the adoption of FIN 46 we reported $300 of Capital Securities in the mezzanine equity section of our consolidated balance sheet.

On January 27, 2004, we issued $300 of 4.75% 10-year term notes and $300 of floating rate EXtendible Liquidity Securities® (EXLs) with an initial maturity of February 17, 2005 subject to periodic extension through 2011. The proceeds from the debt issuance were used to finance the Canada Life acquisition and to pay down commercial paper while rebalancing the mix of fixed and floating rate debt and short and long term maturities in our capital structure. We have received confirmation from both Fitch and S&P that the debt issuance will have no impact on our ratings or outlook.

Stockholders' equity increased $266 in 2003 compared to $149 in 2002. Unrealized gains on available-for-sale securities, which are included as a component of stockholders' equity, increased $73 and $196 in those years. The remaining change in stockholders' equity is due to net income, dividends to stockholders, and common share activity due to issuance of shares under our stock option plans and share repurchases. Our ratio of stockholders' equity to assets excluding separate accounts was 12.5%, 12.3%, and 12.6% at December 31, 2003, 2002 and 2001.

In 2003 we repurchased 3,578,600 of our common shares at an average cost of $43.15 per share compared to 7,881,300 shares at an average cost of $43.69 in 2002. In February 2004, our board refreshed its share repurchase authorization to 5 million shares.

Our insurance subsidiaries have statutory surplus and risk based capital levels well above regulatory required levels. These capital levels together with the rating agencies' assessments of our business strategies have enabled our major life insurance affiliates to attain the following claims paying ratings:

	JP Life	JPFIC	JPLA
A.M. Best	A++	A++	A++
Standard & Poor's	AAA	AAA	AAA
Fitch Ratings	AA+	AA+	AA+

The ratings by A.M. Best and Standard & Poor's are currently the highest available by those rating agencies and have been recently reaffirmed, while the ratings by Fitch Ratings is that agency's second highest rating. A significant drop in our ratings, while not anticipated, could potentially impact future sales and/or accelerate surrenders on our business in force.

Liquidity

We meet liquidity requirements primarily by positive cash flows from the operations of subsidiaries. Primary sources of cash from our insurance operations are premiums, other insurance considerations, receipts for policyholder accounts, investment sales and maturities and investment income. Primary uses of cash for our insurance operations include purchases of investments, payment of insurance benefits, operating expenses, withdrawals from policyholder accounts, costs related to acquiring new business, dividends and income taxes. Primary sources of cash from the Communications operations are revenues from broadcast advertising, and primary uses include payments for commissions, compensation and related costs, sports rights, interest, income taxes and purchases of fixed assets.

Cash provided by operations in 2003, 2002 and 2001 was $537, $403 and $776. The primary drivers for the increase over 2002 were an increase in traditional product premium receipts in our Benefit Partners segment due to growth in that segment, combined with the timing of the processing of Community Banks and BOLI single premiums received in late 2001, pending policy issuance which then occurred in 2002. Those premiums were reported as cash received from operations in 2001 and as a decrease in cash from operations in 2002.

Net cash used in investing activities was $1,420, $1,599 and $1,425 in 2003, 2002 and 2001. The decrease in AIP sales in 2003 provided less funds for investment purposes. Record sales levels in our Individual Products segment in 2002 increased funds available for investment.

Net cash provided by financing activities was $888, $1,124 and $762 in 2003, 2002 and 2001, including cash inflows from policyholder contract deposits net of withdrawals of $1,081, $1,404 and $1,321. The fluctuations in net policyholder contract deposits again reflect the lower 2003 AIP sales, increased life sales in 2002, combined with the processing of the premiums received in late 2001. Net borrowings decreased in 2003 as borrowings were used in 2002 to fund investing activities as well as increased stock repurchases in that year.

In order to meet the parent company's dividend payments, debt servicing obligations and other expenses, we rely on dividends from our insurance subsidiaries. Cash dividends received from subsidiaries by the parent company were $273, $402 and $382 in 2003, 2002 and 2001. Our life insurance subsidiaries are subject to laws in their states of domicile that limit the amount of dividends that can be paid without the prior approval of the respective state's insurance regulator. The limits are based in part on the prior year's statutory income and capital, which are negatively impacted by bond losses and write downs. Approval of these dividends will depend upon the circumstances at the time, but we have not experienced problems with state approvals in the past.

Cash and cash equivalents were $72, $67 and $139 at December 31, 2003, 2002 and 2001. The decrease in 2002 reflects the year-end 2001 build up of cash used to pay off the MEDS in January 2002. The parent company and non-regulated subsidiaries held equity and fixed income securities of $753, $424 and $542 at these dates. We consider the majority of these securities to be a source of liquidity to support our strategies.

Total debt and equity securities available-for-sale at December 31, 2003 and 2002 were $18,462 and $16,874.

Contractual Obligations

The following table details our contractual obligations at December 31, 2003:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt	$1,364	$1,055	$ —	$—	$309
Purchase obligations	377	62	160	48	107
Total	$1,741	$1,117	$160	$48	$416

Reverse repurchase agreements and external commercial paper represent debt due in less than one year. The junior subordinated debentures mentioned earlier are the debt due in five years or more.

Purchase obligations consist of JPCC commitments for purchases of syndicated television programming and commitments on other contracts and future sports programming rights of approximately $377 as of December 31, 2003, payable through the year 2011. We have commitments to sell a portion of the sports programming rights to other entities for $257 over the same period. These commitments are not reflected as an asset or liability in our balance sheets because the programs are not currently available for use. We expect advertising revenues that are sold on an annual basis to fund the purchase commitments.

Our total policy liabilities also represent contractual obligations, where the timing of payments is unknown because it depends on insurable events or policyholder surrenders. Our asset/liability management process, discussed further in Market Risk Exposures, is designed to appropriately match our invested assets with the actuarially estimated timing of amounts payable to our policyholders.

Off Balance Sheet Arrangements and Commitments

We have no material off balance sheet arrangements of a financing nature.

We routinely enter into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments in private placement transactions for our investment portfolio. The fair value of such outstanding commitments as of December 31, 2003 approximates $86. These commitments will be funded through cash flows from operations and investment maturities during 2004 and are not included in contractual obligations listed above.

Investments

Portfolio Description

Our strategy for managing the investment portfolio of our insurance subsidiaries is to consistently meet pricing assumptions while appropriately managing credit risk. We invest for the long term, and most of our investments are held until they mature. Our investment portfolio includes primarily fixed income securities and commercial mortgage loans. The nature and quality of investments that our insurance subsidiaries hold must comply with state regulatory requirements. We have established a formal investment policy, which describes our overall quality and diversification objectives and limits.

Approximately 80% of our portfolio has been designated as available-for-sale (AFS) and is carried on the balance sheet at fair value. We determine fair values of our securities, including securities not actively traded, using the methodology described in the Critical Accounting Policies section above. Changes in fair values of AFS securities are reflected in other comprehensive income. The remainder of our portfolio has been designated as held-to-maturity (HTM). As prescribed by generally accepted accounting principles, HTM securities are carried at amortized cost, and accordingly there is a difference between fair value and carrying value for HTM securities. The following table shows the carrying values of our invested assets:

	December 31 2003		December 31 2002	
Publicly-issued bonds	$15,823	61.3%	$15,239	62.6%
Privately-placed bonds	4,621	17.9	4,238	17.4
Total bonds	20,444	79.2	19,477	80.0
Redeemable preferred stock	14	—	24	0.1
Total debt securities	20,458	79.2	19,501	80.1
Mortgage loans on real property	3,472	13.4	3,294	13.5
Common stock	754	2.9	407	1.7
Non-redeemable preferred stock	2	—	2	—
Policy loans	869	3.4	909	3.7
Real estate	132	0.5	133	0.6
Other	65	0.3	42	0.1
Cash and equivalents	72	0.3	67	0.3
Total	$25,824	100.0%	$24,355	100.0%

Unrealized Gains and Losses

The majority of our unrealized gains and losses can be attributed to changes in interest rates and market changes in credit spreads.

The following table summarizes by category the unrealized gains and losses in our entire securities portfolios, including common stock and redeemable preferred stock, as of December 31, 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale, carried at fair value:					
US Treasury obligations and direct obligations of US Government agencies	$ 247	$ 21	$ —	$ 268	$ 268
Federal agency mortgage backed securities (including collateralized mortgage obligations)	2,045	111	(4)	2,152	2,152
Obligations of states and political subdivisions	211	4	(2)	213	213
Corporate obligations	13,582	821	(96)	14,307	14,307
Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations)	721	34	(3)	752	752
Redeemable preferred stock	13	1	—	14	14
Subtotal, debt securities	16,819	992	(105)	17,706	17,706
Non-redeemable preferred stock	2	—	—	2	2
Common stock	302	454	(2)	754	754
Securities available-for-sale	17,123	1,446	(107)	18,462	18,462
Held-to-maturity, carried at amortized cost:					
Obligations of state and political subdivisions	7	1	—	8	7
Corporate obligations	2,745	186	(21)	2,910	2,745
Debt securities held-to-maturity	2,752	187	(21)	2,918	2,752
Total AFS and HTM securities	$19,875	$1,633	$(128)	$21,380	$21,214

These unrealized gains and losses do not necessarily represent future gains or losses that will be realized. Changing conditions related to specific bonds, overall market interest rates, credit spreads or equity securities markets as well as general portfolio management decisions might impact values we ultimately realize. Gross unrealized gains and losses at December 31, 2002 were $1,716 and $(290).

The following table shows the diversification of unrealized gains and losses for our debt securities portfolio across industry sectors as of December 31, 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Industrials					
Basic Materials	$ 905	$ 51	$ (10)	$ 946	$ 941
Capital Goods	1,284	77	(9)	1,352	1,333
Communications	1,086	75	(4)	1,157	1,141
Consumer Cyclical	1,031	68	(9)	1,090	1,076
Consumer Non-Cyclical	2,083	122	(10)	2,195	2,174
Energy	1,197	61	(5)	1,253	1,248
Technology	310	8	(2)	316	316
Transportation	744	61	(17)	788	779
Other Industrials	885	46	(3)	928	924
Utilities	3,585	224	(27)	3,782	3,743
Financials					
Banks	1,902	142	(11)	2,033	2,011
Insurance	522	23	(3)	542	539
Other Financials	1,271	76	(9)	1,338	1,329
Mortgage Backed Securities (including Commercial Mortgage Backed Securities)	2,766	145	(7)	2,904	2,904
Total	$19,571	$1,179	$(126)	$20,624	$20,458

Credit Risk Management

Our internal guidelines require an average quality of an S&P or equivalent rating of "A" or higher for the entire bond portfolio. At December 31, 2003, the average quality rating of our bond portfolio was "A". We monitor the overall credit quality of our portfolio within internal investment guidelines. This table describes our debt security portfolio by credit rating:

SVO Rating	S&P or Equivalent Designation	Amortized Cost	Fair Value	Carrying Value	% of Carrying Value
1	AAA	$ 3,404	$ 3,569	$ 3,565	17.4%
1	AA	1,740	1,855	1,842	9.0
1	A	5,997	6,360	6,285	30.7
2	BBB	6,977	7,389	7,310	35.7
3	BB	741	752	756	3.7
4	B	508	507	508	2.5
5	CCC and lower	164	155	155	0.8
6	In or near default	40	37	37	0.2
	Total	$19,571	$20,624	$20,458	100.0%

Limiting our bond exposure to any one creditor is another way we manage credit risk. The following table lists our ten largest exposures to an individual creditor in our bond portfolio as of December 31, 2003. As noted above, the carrying values in the following tables are stated at fair value for AFS securities and amortized cost for HTM securities.

Creditor	Sector	Carrying Value
HSBC Holdings PLC	Financial Institutions	$87
US Bancorp	Financial Institutions	87
National Rural Utilities	Utilities	87
Goldman Sachs Group	Financial Institutions	87
Piedmont Natural Gas	Utilities	86
Weingarten Realty Investors	Financial Institutions	86
Verizon Communications	Communications	86
Scana	Utilities	85
JP Morgan Chase	Financial Institutions	84
Wells Fargo	Financial Institutions	84

We monitor those securities that are rated below investment grade as to individual exposures and in comparison to the entire portfolio, as an additional credit risk management strategy.

The following table shows the ten largest below investment grade debt security exposures by individual issuer at December 31, 2003. Investment grade bonds of issuers listed below are not included in these values. The gross unrealized gain or loss shown below is calculated as the difference between the fair value of the securities and their carrying values.

Creditor	Sector	Amortized Cost	Carrying Value	Gross Unrealized Gain/(Loss)
El Paso	Utilities	$61	$60	$(1)
Rite Aid	Consumer Cyclical	48	44	(4)
Ahold, Royal	Consumer Noncyclical	41	43	2
Discovery Communications	Communications	40	40	2
Thomas & Betts Company	Technology	36	37	1
Intertape Polymer Group	Capital Goods	35	33	(2)
Williams Companies	Utilities	27	28	2
Homer City Funding LLC	Utilities	25	27	2
Qwest Communications	Communications	24	25	1
Delta Airlines	Transportation	29	25	(5)

At December 31, 2003 and 2002, below investment grade bonds were $1,452 or 7.1% and $1,287 or 6.6% of the carrying value of the bond portfolio, reflecting increases in market prices of below investment grade bonds that occurred in 2003.

As noted above, credit risk is inherent in our bond portfolio. We manage this risk through a structured approach in which we assess the effects of the changing economic landscape. We devote a significant amount of effort of both highly specialized, well-trained internal resources and external experts in our approach to managing credit risk.

Impairment Review

In identifying "potentially distressed securities" we first screen for all securities that have a fair value to amortized cost ratio of less than 80%. However, as part of this identification process, management must make assumptions and judgments using the following information:

- current fair value of the security compared to amortized cost
- length of time the fair value was below amortized cost
- industry factors or conditions related to a geographic area that are negatively affecting the security

- downgrades by a rating agency
- past due interest or principal payments or other violation of covenants
- deterioration of the overall financial condition of the specific issuer

In analyzing securities for other-than-temporary impairments, we then pay special attention to securities that have been potentially distressed for a period greater than six months. We assume that, absent reliable contradictory evidence, a security that is potentially distressed for a continuous period greater than twelve months has incurred an other-than-temporary impairment. Such reliable contradictory evidence might include, among other factors, a liquidation analysis performed by our investment professionals and consultants, improving financial performance or valuation of underlying assets specifically pledged to support the credit.

When we identify a security as potentially impaired, we add it to our potentially distressed security list and determine if the impairment is other than temporary. Various committees comprised of senior management and investment analysts intensively review the potentially distressed security list to determine if a security is deemed to be other than temporarily impaired. In this review, we consider the following criteria:

- fundamental analysis of the liquidity and financial condition of the specific issuer
- underlying valuation of assets specifically pledged to support the credit
- time period in which the fair value has been significantly below amortized cost
- industry sector or geographic area applicable to the specific issuer
- our ability and intent to retain the investment for a sufficient time to recover its value

When this intensive review determines that the decline is other than temporary based on management's judgment, the security is written down to fair value through a charge to realized investment gains and losses. We adjust the amortized cost for both AFS and HTM securities that have experienced other-than-temporary impairments to reflect fair value at the time of the impairment. We consider factors that lead to an other-than-temporary impairment of a particular security in order to determine whether these conditions have impacted other similar securities.

We monitor unrealized losses through further analysis according to maturity date, credit quality, individual creditor exposure and the length of time the individual security has continuously been in an unrealized loss position.

The following table shows the maturity date distribution of our debt securities in an unrealized loss position at December 31, 2003. The fair values of these securities could fluctuate over the respective periods to maturity or any sale.

	Amortized Cost	Fair Value	Gross Unrealized Losses	Carrying Value
Due in one year or less	$ 31	$ 26	$ (5)	$ 26
Due after one year through five years	448	435	(13)	438
Due after five years through ten years	1,767	1,728	(39)	1,736
Due after ten years through twenty years	1,064	1,013	(52)	1,022
Due after twenty years	397	383	(13)	384
Amounts not due at a single maturity date	81	77	(4)	77
Subtotal	3,788	3,662	(126)	3,683
Redeemable preferred stocks	4	4	—	4
Total	$3,792	$3,666	$(126)	$3,687

The following table shows the credit quality of our debt securities with unrealized losses at December 31, 2003:

SVO Rating	S&P or Equivalent Designation	Amortized Cost	Fair Value	% of Fair Value	Gross Unrealized Losses	% of Gross Unrealized Losses	Carrying Value
1	AAA/AA/A	$1,823	$1,784	48.7%	$ (39)	30.9%	$1,787
2	BBB	1,318	1,280	34.9	(38)	30.2	1,288
3	BB	265	247	6.7	(18)	14.3	255
4	B	242	224	6.1	(18)	14.3	226
5	CCC and lower	119	109	3.0	(10)	7.9	109
6	In or near default	25	22	0.6	(3)	2.4	22
	Total	$3,792	$3,666	100.0%	$(126)	100.0%	$3,687

No individual creditor has an unrealized loss of $10 or greater at December 31, 2003.

The following table shows the length of time that individual debt securities have been in a continuous unrealized loss position:

	Fair Value	Gross Unrealized Losses	% of Gross Unrealized Losses	Carrying Value
More than 1 year	$ 622	$ (51)	40.5%	$ 629
6 months – 1 year	558	(32)	25.4	564
Less than 6 months	2,486	(43)	34.1	2,494
Total	$3,666	$(126)	100.0%	$3,687

Of the $126 gross unrealized losses on debt securities at December 31, 2003, approximately $8 was included in our potentially distressed securities list mentioned above. Of this amount, $5 had been continuously included in our potentially distressed securities list for more than twelve months.

Information about unrealized gains and losses is subject to rapidly changing conditions. Securities with unrealized gains and losses will fluctuate, as will those securities that we have identified as potentially distressed. The recent volatility of financial markets and declines in market interest rates has led to an increase in both unrealized gains and losses. We consider all of the factors discussed earlier when we determine if an unrealized loss is other than temporary, including our ability and intent to hold the security until the value recovers. However, we may subsequently decide to sell certain of these securities in future periods within the overall context of our portfolio management strategies. If we make the decision to dispose of a security with an unrealized loss, we will write down the security to its fair value if we have not sold it by the end of the reporting period.

Realized Losses — Write Downs and Sales

Realized losses are comprised of both write downs on other-than-temporary impairments and actual sales of securities.

In 2003 we had other-than-temporary impairments on bonds of $95 as compared to $163 for 2002. The individual impairments in excess of $10, how they were measured, the circumstances giving rise to the losses, and the impact those circumstances have on other material investments we held at the time are as follows:

2003

- $16.6 write down on debt of Dairy Holdings (a subsidiary of Parmalat). This issuer defaulted on this security and subsequently filed for bankruptcy protection. This is the only exposure we had to Parmalat. This security was sold for its written down value in 2003. This had no impact on other holdings in our portfolio.

- $16.6 write down related to airline equipment trusts that were secured by passenger aircraft. Given the overall softness in the U.S. passenger airline industry, these securities became other than temporarily impaired. We sold these bonds at their book value after this write down. We have been actively managing all of our exposures to the passenger airline industry, although this had no impact on other holdings in our portfolio.

- $15.0 write down of US Generating. This was an investment in a project finance security in the power generating industry. The lessee of this facility filed bankruptcy and rejected this lease. As a result, the investment became other than temporarily impaired. This had no impact on other holdings in our portfolio.

- $11.0 write down on preferred stock of a financial marketing firm. The circumstances surrounding this other than temporary impairment do not impact any other securities in our portfolio.

2002

- $19.8 write down of manufactured housing debt that was secured by long term mortgages on mobile homes and a corporate guarantee from the manufacturer and underwriter of the underlying collateral. The manufacturer filed for Chapter 11 bankruptcy protection rendering the corporate guarantee essentially worthless. In addition, we concluded that projected cash flows of the underlying collateral may be insufficient based on third-party valuations. This had no impact on other holdings in our portfolio.

- $19.8 write down of manufactured housing debt that was secured by long term mortgages on mobile homes and a corporate guarantee from the manufacturer and underwriter of the underlying collateral. The manufacturer filed for Chapter 11 bankruptcy protection, which left us unable to collect under the corporate guarantee. Again, we concluded that projected cash flows of the underlying collateral may be insufficient based on third-party valuations. This had no impact on other holdings in our portfolio.

- $19.6 write down on debt of WorldCom, Inc., which filed for bankruptcy in July. This issuer had specific problems with accounting restatements and potentially questionable business practices. The entire telecommunications sector has been under pressure due to overcapacity. We then sold these securities in 2002. We specifically looked at other creditors in this sector including several on our potentially distressed security list and determined that at this point, the unrealized losses on securities we hold of other material creditors are temporary.

- $16.5 write down related to United Airlines equipment trust certificates. This airline filed for Chapter 11 bankruptcy protection. This had no impact on other holdings in our portfolio.

- $11.6 write down on debt of NRG Energy that defaulted due to liquidity issues brought upon by rapid ratings downgrades. We then sold these securities in 2002. The bulk of our holdings in the utilities sector are regulated utility bonds. However, we did review our exposure to unregulated companies, whose bonds are typically lower rated and display greater risk profile than regulated companies. In this review we did not identify any other write downs.

In 2003, we incurred losses of $34 on sales of securities. There were no individually material losses on sales of securities in 2003. All disposals were in accordance with established portfolio management strategies and did not previously meet the criteria for other-than-temporary impairment.

Mortgage Backed Securities

Mortgage backed securities (including Commercial Mortgage Backed Securities) at December 31, 2003 and 2002, all of which are included in debt securities available-for-sale, were as follows:

	2003	2002
Federal agency issued mortgage backed securities	$2,152	$3,449
Corporate private-labeled mortgage backed securities	752	1,938
Total	$2,904	$5,387

Our investment strategy with respect to mortgage backed securities (MBS) portfolio focuses on actively traded issues with less volatile cash flows. The majority of the MBS holdings are sequential and planned amortization class tranches of federal agency issuers. The MBS portfolio has been constructed with underlying mortgage collateral characteristics and structure in order to mitigate cash flow volatility over a range of interest rates.

Because of the decline in interest rates during 2002 and early 2003, the mortgage market experienced record levels of refinancings and the structural protection of our MBS portfolio eroded. We experienced MBS prepayments totaling $2,656 or 64.1% and $1,277 or 22.8% of the average carrying value of the MBS portfolio in 2003 and 2002. Our MBS portfolio is primarily a discount portfolio; therefore, prepayments accelerate the accretion of discount into income. The excess accretion of discount increased investment income in 2003 by $49.8 compared to $28.0 in 2002, on a pre-tax basis. Prepayments were not material in 2001. These prepayments are reinvested at yields that are lower than our current portfolio yields, producing less investment income going forward. As shown above, our MBS portfolio declined substantially in 2003, and we reinvested most of the proceeds in investment grade corporate bonds.

Mortgage Loans

We record mortgage loans on real property net of an allowance for credit losses. This allowance includes both reserve amounts for specific loans, and a general reserve that is calculated by review of historical industry loan loss statistics. We consider future cash flows and the probability of payment when we calculate our specific loan loss reserve. See Note 4 for more detail regarding the composition and concentration of our mortgage loan portfolio.

Derivative Instruments

Our investment guidelines permit use of derivative financial instruments such as futures contracts and interest rate swaps in conjunction with specific direct investments. Our actual use of derivatives through December 31, 2003 has been limited to managing well-defined interest rate risks. Interest rate swaps utilized in our asset/liability management strategy with a current notional value of $348 and $278 were open as of December 31, 2003 and 2002. During 2002, we began using interest rate swaps to hedge prospective bond purchases to back deposits on certain annuity contracts. This hedging strategy protects the spread between the annuity crediting rate offered at the time the annuities are sold and the yield on bonds to be purchased to back those annuity contracts. These interest rate swap contracts are generally terminated within a month. We also purchase S&P 500 Index® options in conjunction with our sales of equity indexed annuities. The reinsurance agreement on previously issued equity indexed annuities remains in force.

Market Risk Exposures

Since our assets and liabilities are largely monetary in nature, our financial position and earnings are subject to risks resulting from changes in interest rates at varying maturities, changes in spreads over U.S. Treasuries on new investment opportunities, changes in the yield curve, and equity price risks. During 2003, 10 year U.S. Treasury rates increased 44 basis points from 3.81% to 4.25%.

In a falling interest rate environment, the risk of prepayment on some fixed income securities increases and funds prepaid are then reinvested at lower yields. We limit this risk by concentrating the fixed income portfolio mainly on non-callable securities, by selecting MBS's that are structured to minimize cash flow volatility and by purchasing securities that provide for "make-whole" type prepayment fees. Falling interest rates can also impact demand for our products, as bank certificates of deposit with no surrender charges and higher average returns from equity markets may become more attractive to new and existing customers. Conversely, in a rising interest rate environment, competitive pressures may make it difficult for us to sustain spreads between rates we credit on interest-sensitive products and our portfolio earnings rates, thereby prompting withdrawals by policyholders. We manage these risks by adjusting our interest crediting rates with due regard to the yield of our investment portfolio, minimum rate guarantees and pricing assumptions and by prudently managing interest rate risk of assets and liabilities.

As is typical in the industry, our life and annuity products contain minimum rate guarantees regarding interest we credit. For interest sensitive life products, our minimum rates range from 3.0% to 9.0%, with an approximate weighted average of 4.2%. For annuity products, our minimum rates range from 1.5% to 6.0%, with an approximate weighted average of 3.3%.

We employ various methodologies to manage our exposure to interest rate risks. Our asset/liability management process focuses primarily on the management of interest rate risk of our insurance operations. We monitor the duration of insurance liabilities compared to the duration of assets backing the insurance lines, measuring the optionality of cash flows. Our goal in this analysis is to prudently balance profitability and risk for each insurance product category, and for us as a whole. At December 31, 2003 and 2002, 89% of policy liabilities related to interest-sensitive portfolios.

We also consider the timing of cash flows arising from market risk sensitive instruments and insurance portfolios under varying interest rate scenarios as well as the related impact on reported earnings under those varying scenarios. Market risk sensitive instruments include debt and equity securities available-for-sale and held-to-maturity (including MBS securities), mortgage loans, policy loans, investment commitments, annuities in the accumulation phase and periodic payment annuities, commercial paper borrowings, repurchase agreements and interest rate swaps.

We have derived the estimated incremental loss amounts below by modeling estimated cash flows of our market risk sensitive instruments and insurance portfolios. Incremental income or loss is net of taxes at 35%. The model also assumes that all floating rate debt, including reverse repurchase agreements, is replaced with similar instruments. Estimated cash flows produced in the model assume reinvestments representative of our current investment strategy, and calls/prepayments include scheduled maturities as well as those expected to occur when borrowers can benefit financially based on the difference between prepayment penalties and new money rates under each scenario. Assumed lapse rates within insurance portfolios consider the relationships expected between crediting rates and market interest rates, as well as the level of surrender charges inherent in individual contracts. The illustrated incremental income or loss also includes the expected impact on amortization of DAC and VOBA. The model is based on our existing business in force as of December 31, 2003 and does not consider new sales of life and annuity products or the potential impact of interest rate fluctuations on sales.

The following table shows our estimate of the impact that various hypothetical interest rate scenarios would have on our earnings for a single year, based on the assumptions in our model. We believe that, based upon historically low current interest rates, a symmetrical change in interest rates is not reasonably possible. Our model shows the effect on income with an increase of up to 300 basis points and a decrease of 100 basis points. We believe that the 300 basis point increase or 100 basis point decrease, graded pro-rata over four quarters, reflects reasonably possible near term changes in interest rates as of December 31, 2003. The incremental loss for a year derives primarily from differences in the yield curves and in the sensitivities they introduce to our model.

These estimated impacts are incremental to potential earnings impacts from trends and/or environmental factors already in existence, such as an expected reduction in the level of prepayments on mortgage backed securities. The model assumes that changes in our crediting rates will occur correspondingly with increases or declines in investment yields, subject to the impact of minimum rate guarantees. As discussed previously, as of year end our crediting rates on blocks of business that are on an annual reset basis were approximately 49 basis points and 39 basis points on average in excess of minimum guaranteed rates for Individual Products and AIP.

The table reflects the effect of the interest rate scenarios on one year's reportable segment results. A spike in interest rates of 300 basis points that lasts for three years would produce a significantly larger estimated loss in the second and third years, as policyholders would potentially seek more attractive rates elsewhere. Correspondingly, a 100 basis point decrease would cause a significantly larger estimated loss in the second and third years, as minimum rate guarantees would prohibit us from lowering credited rates on most products.

Change in Interest Rate	Estimated Incremental Single Year Loss
+ 300 basis points	$(7)
+ 200 basis points	(5)
+ 100 basis points	(3)
- 100 basis points	(2)

Generally, an increase in interest rates will benefit our earnings in the insurance portfolio, yet increase our interest expense on floating rate debt. Conversely, a decrease in interest rates will decrease earnings from the insurance portfolio as minimum rate guarantees have more of an effect and/or competitive conditions would not permit us to reduce crediting rates, while we would benefit from the decline in interest expense on our floating rate debt.

The incremental income or loss for shifts in excess of those shown or that occur more quickly than quarterly grading does not have a linear relationship to the values shown above. The incremental loss resulting from a higher change in interest rates would be proportionally greater due to the optionality of our interest-sensitive assets and liabilities. Similarly, the incremental loss resulting from a greater decrease in interest rates would be proportionally greater due to the effect of minimum rate guarantees in our interest-sensitive liabilities. A significant change in the slope of the yield curve could also affect our results. For example, competing products such as bank CDs could become relatively more attractive than our longer duration annuities under an inverted yield curve, resulting in higher policyholder withdrawals. An anticipated increase in interest rates could also suggest that we would term out more of our floating rate debt, which the model does not take into consideration.

We are exposed to equity price risk on our equity securities (other than trading). We hold common stock with a fair value of $754; approximately $411 is in a single issuer, Bank of America Corporation (BankAmerica). We believe that a hypothetical 20% decline in the equity market is possible. If the market value of the S&P 500 Index®, and of BankAmerica common stock specifically, decreased 20%, the fair value of our common stock as of December 31, 2003 would change as follows:

	Hypothetical Change in Fair Value from 20% Market Decline
BankAmerica common stock	$ (82)
Other equity securities	(69)
Total change in fair values	$(151)

Certain fixed interest rate market risk sensitive instruments may not give rise to incremental income or loss during the period illustrated, but may be subject to changes in fair values which are reflected in equity. Note 17 presents additional disclosures concerning fair values of financial assets and financial liabilities.

External Trends and Forward Looking Information

We operate within the United States financial services and broadcasting markets, which are both subject to general economic conditions. Interest rates on longer maturity debt instruments continued to drop dramatically in 2002 and early 2003. Additional changes in rates may affect our businesses in many ways as discussed earlier in the Market Risk Exposure section. As noted in the Investment section, the prolonged decline in general economic conditions has increased our credit risk. A prolonged period of further declining or even level interest rates in their current position would have an impact on our Individual and AIP segments. Investments purchased for those segments yielding rates lower than our current portfolio rates will lower our overall portfolio earned rates. In the Individual and AIP segments, there are minimum crediting rates on policyholder accounts inherent in the insurance portfolio due to both product guarantees and various state requirements. Our inability to reduce crediting rates in response to the declines in earned rates would result in a significant negative impact on future earnings. Furthermore, a continued general economic weakness would cause deterioration in our balance sheet and our overall future profitability.

Our operations are also affected over the longer term by demographic shifts, global markets, technological innovation and overall capital market volatility. These forces impact us in various ways such as demand for our insurance products and advertising revenues, competition from other financial services providers, competition from emerging technologies for television and radio advertising, competition for new investments, debt costs, mergers and consolidations within the financial services and communications sectors, and costs inherent in administering complex financial products.

Demographic changes include the aging of the baby boomers, reaching their high earning years at a time when investment yields from fixed rate products are at historically low points. This challenge has been met by the insurance industry by offering various types of fixed and variable products aimed at this population. The industry's overall individual life insurance sales in the U.S. were flat in 2003 and, until late in the year, reflected a trend towards those financial products with a fixed rate given the volatility in the equity markets.

Regulatory and Legal Environment

The U.S. insurance industry has experienced mergers, acquisitions, consolidations, sales of business lines and marketing arrangements with other financial services providers. These activities have been driven by a need to reduce costs of distribution and to increase economies of scale in the face of growing competition from larger insurers, banks, securities brokers, mutual funds and other non-traditional competitors. We expect further strategic alignments in the financial services industry given changing demographics, technological advances, and customer expectations for one-stop shopping. We continue to analyze our options within this environment for increasing distribution, adding products and technology and improving economies of scale.

State guaranty associations make assessments to cover losses to policyholders of insolvent or rehabilitated insurance companies. Assessments may be partially recovered through a reduction in future premium taxes in most states. We have accrued for expected assessments net of estimated future premium tax deductions.

See Item 3 for discussion of Legal Proceedings.

Environmental Liabilities

We are exposed to environmental regulation and litigation as a result of ownership of investment real estate and real estate owned by JPCC. Our actual loss experience has been minimal and we consider our exposure to environmental losses to be insignificant.

Accounting Pronouncements

See Note 2.

Forward Looking Information

You should note that this document and our other SEC filings reflect information that we believe was accurate as of the date the respective materials were made publicly available. They do not reflect later developments.

As a matter of policy, we do not normally make projections or forecasts of future events or our performance. When we do, we rely on a safe harbor provided by the Private Securities Litigation Reform Act of 1995 for statements that are not historical facts, called forward looking statements. These may include statements relating to our future actions, sales and product development efforts, expenses, the outcome of contingencies such as legal proceedings, or financial performance.

Certain information in our SEC filings and in any other written or oral statements made by us or on our behalf, involves forward looking statements. We have used appropriate care in developing this information, but any forward looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that could significantly affect our actual results or financial condition.

These risks and uncertainties include among others, general economic conditions (including the uncertainty as to the duration and rate of the current economic recovery), the impact on the economy from further terrorist activities or any US military engagements, and interest rate levels, changes and fluctuations, all of which can impact our sales, investment portfolios, and earnings; any failure to successfully complete the integration of our recently completed group acquisition; competitive factors, including pricing pressures, technological developments, new product offerings and the emergence of new competitors; changes in federal and state taxes (including the recent or future changes to general tax rates, dividends, capital gains, retirement savings, and estate taxes); changes in the regulation of the financial services industry; or changes in other laws and regulations and their impact; and the various risks discussed earlier in this management's discussion and analysis.

We undertake no obligation to publicly correct or update any forward looking statements, whether as a result of new information, future developments or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our press releases and filings with the SEC. In particular, you should read the discussion in the section entitled "External Trends and Forward Looking Information," and other sections it may reference, in our most recent 10-K report as it may be updated in our subsequent 10-Q and 8-K reports. This discussion covers certain risks, uncertainties and possibly inaccurate assumptions that could cause our actual results to differ materially from expected and historical results. Other factors besides those listed there could also adversely affect our performance.

Information under the heading "Market Risk Exposures" in Management's Discussion and Analysis of Financial Condition and Results of Operations is incorporated herein by reference.

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REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Jefferson-Pilot Corporation

We have audited the accompanying consolidated balance sheets of Jefferson-Pilot Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst & Young LLP

Greensboro, North Carolina
February 2, 2004

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(Dollar Amounts in Millions Except Share Information)	
ASSETS		
Investments:		
Debt securities available for sale, at fair value (amortized cost $16,819 and $15,591)	$17,706	$16,465
Debt securities held to maturity, at amortized cost (fair value $2,918 and $3,225)	2,752	3,036
Equity securities available for sale, at fair value (cost $304 and $46)	756	409
Mortgage loans on real estate	3,472	3,294
Policy loans	869	909
Real estate	132	133
Other investments	65	42
Total investments	25,752	24,288
Cash and cash equivalents	72	67
Accrued investment income	326	302
Due from reinsurers	1,340	1,375
Deferred policy acquisition costs and value of business acquired	2,230	2,027
Goodwill	312	312
Assets held in separate accounts	2,166	1,785
Other assets	498	463
Total assets	$32,696	$30,619
LIABILITIES AND STOCKHOLDERS' EQUITY		
Policy liabilities:		
Future policy benefits	$ 2,674	$ 2,592
Policyholder contract deposits	20,642	19,545
Dividend accumulations and other policyholder funds on deposit	251	248
Policy and contract claims	165	161
Other	638	586
Total policy liabilities	24,370	23,132
Commercial paper and revolving credit borrowings	654	453
Securities sold under repurchase agreements	401	499
Junior subordinated debentures	309	309
Currently (recoverable) payable income taxes	(72)	46
Deferred income tax liabilities	543	385
Liabilities related to separate accounts	2,166	1,785
Accounts payable, accruals and other liabilities	519	470
Total liabilities	28,890	27,079
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock and paid in capital, par value $1.25 per share: authorized 350,000,000 shares; issued and outstanding 2003 — 140,610,540 shares; 2002 — 142,798,768 shares	176	180
Retained earnings	2,947	2,750
Accumulated other comprehensive income	683	610
	3,806	3,540
Total liabilities and stockholders' equity	$32,696	$30,619

See Notes To Consolidated Financial Statements

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2003	2002	2001
	(Dollar Amounts in Millions Except Share Information)		
Revenue:			
Premiums and other considerations	$ 951	$ 841	$ 770
Universal life and investment product charges	691	638	616
Net investment income	1,657	1,634	1,563
Realized investment (losses) gains	(47)	(22)	66
Communications sales	216	210	196
Other	105	105	111
Total revenue	3,573	3,406	3,322
Benefits and Expenses:			
Insurance and annuity benefits	2,005	1,914	1,758
Insurance commissions, net of deferrals	108	115	132
General and administrative expenses, net of deferrals	149	167	171
Insurance taxes, licenses and fees	73	78	71
Amortization of policy acquisition costs and value of business acquired	341	286	237
Interest expense	34	36	55
Communications operations	125	125	123
Total benefits and expenses	2,835	2,721	2,547
Income before income taxes	738	685	775
Income taxes	246	235	263
Net income before cumulative effect of change in accounting principle	492	450	512
Cumulative effect of change in accounting for derivative instruments, net of income taxes	—	—	1
Net income available to common stockholders	$ 492	$ 450	$ 513
Earnings Per Share:			
Net income available to common stockholders before cumulative effect of change in accounting principle, net of income taxes	$ 3.47	$ 3.07	$ 3.37
Cumulative effect of change in accounting for derivative instruments, net of income taxes	—	—	0.01
Net income per share available to common stockholders	$ 3.47	$ 3.07	$ 3.38
Net income per share available to common stockholders — assuming dilution	$ 3.44	$ 3.04	$ 3.34

See Notes to Consolidated Financial Statements

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock and Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	(Dollar Amounts in Millions Except Share Information)			
Balance, January 1, 2001	$131	$2,683	$345	$3,159
Net income	—	513	—	513
Change in fair value of derivative financial instruments, net of income taxes	—	—	4	4
Unrealized gain on available for sale securities, net of income taxes	—	—	65	65
Comprehensive income				582
Common dividends $1.07 per share	—	(166)	—	(166)
Common stock issued	4	—	—	4
Common stock reacquired	(11)	(177)	—	(188)
Three-for-two common stock split	64	(64)	—	—
Balance, December 31, 2001	188	2,789	414	3,391
Net income	—	450	—	450
Change in fair value of derivative financial instruments, net of income taxes	—	—	9	9
Unrealized gain on available for sale securities, net of income taxes	—	—	187	187
Comprehensive income				646
Common dividends $1.18 per share	—	(175)	—	(175)
Common stock issued	22	—	—	22
Common stock reacquired	(30)	(314)	—	(344)
Balance, December 31, 2002	180	2,750	610	3,540
Net income	—	492	—	492
Change in fair value of derivative financial instruments, net of income taxes	—	—	(5)	(5)
Unrealized gain on available for sale securities, net of income taxes	—	—	78	78
Comprehensive income				565
Common dividends $1.29 per share	—	(187)	—	(187)
Common stock issued	43	—	—	43
Common stock reacquired	(47)	(108)	—	(155)
Balance, December 31, 2003	$176	$2,947	$683	$3,806

See Notes to Consolidated Financial Statements

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
	(Dollar Amounts in Millions)		
Cash Flows from Operating Activities			
Net income	$ 492	$ 450	$ 513
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in policy liabilities other than deposits	121	103	79
Credits to policyholder accounts, net	96	165	172
Deferral of policy acquisition costs, net of amortization	(221)	(277)	(215)
Change in receivables and asset accruals	(40)	15	(12)
Change in payables and expense accruals	55	(127)	234
Realized investment losses (gains)	47	22	(66)
Depreciation and amortization	(33)	(23)	19
Amortization of value of business acquired, net	52	77	56
Other	(32)	(2)	(4)
Net cash provided by operating activities	537	403	776
Cash Flows from Investing Activities			
Securities available for sale:			
Sales	1,370	719	421
Maturities, calls and redemptions	3,392	1,848	1,035
Purchases	(6,242)	(4,214)	(2,303)
Securities held to maturity:			
Sales	31	86	21
Maturities, calls and redemptions	527	425	405
Purchases	(299)	(227)	(658)
Repayments of mortgage loans	205	188	156
Mortgage loans originated	(382)	(394)	(477)
Increase (decrease) in policy loans, net	7	2	(19)
Other investing activities, net	(29)	(32)	(6)
Net cash used in investing activities	(1,420)	(1,599)	(1,425)
Cash Flows from Financing Activities			
Policyholder contract deposits	2,525	2,867	2,918
Withdrawals of policyholder contract deposits	(1,444)	(1,463)	(1,597)
Borrowings under short-term credit facilities	5,178	3,643	3,830
Repayments under short-term credit facilities	(4,977)	(3,487)	(3,937)
Net (payments) proceeds from securities sold under repurchase agreements	(98)	208	(105)
Cash dividends paid	(184)	(173)	(162)
Common stock transactions, net	(112)	(321)	(184)
Other financing activities, net	—	(150)	(1)
Net cash provided by financing activities	888	1,124	762
Net increase (decrease) in cash and cash equivalents	5	(72)	113
Cash and cash equivalents, beginning	67	139	26
Cash and cash equivalents, ending	$ 72	$ 67	$ 139
Supplemental Cash Flow Information			
Income taxes paid	$ 236	$ 222	$ 258
Interest paid	$ 37	$ 45	$ 72

See Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS

Nature of Operations

Jefferson-Pilot Corporation (with its subsidiaries, referred to as the Company) operates in the life insurance and broadcasting industries. Life insurance, annuities, disability and dental insurance are currently marketed to individuals and businesses in the United States through the Company's principal life insurance subsidiaries: Jefferson-Pilot Life Insurance Company (JP Life), and Jefferson Pilot Financial Insurance Company (JPFIC) and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company (JPLA), collectively referred to as JP Financial. Broadcasting operations are conducted by Jefferson-Pilot Communications Company (JPCC) and consist of radio and television broadcasting, through facilities located in strategically selected markets in the Southeastern and Western United States, and sports program production.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 11.

Certain amounts in prior years have been reclassified to conform with the current year presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson-Pilot Corporation and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company has three immaterial investments in which it owns less than 50% but greater than 20%. The Company does not exercise control over any of these entities and therefore, does not consolidate these entities. The Company accounts for these investments on the equity method. Neither the carrying value on the balance sheet nor the equity in earnings on the income statement related to these investments is material. In accordance with the provisions of Financial Accounting Standards Board issued Interpretation No. 46®, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (the Interpretation), the Company deconsolidated two variable interest entities, as defined in the Interpretation, that had previously been consolidated. See New Accounting Pronouncements for further discussion.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of highly liquid investments that mature within three months of the date of acquisition.

Debt and Equity Securities

Debt and equity securities are classified as either securities held to maturity, stated at amortized cost, or securities available for sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other than temporary are recognized in realized gains and losses. See Note 4 for further discussion of the Company's policies regarding identification of other than temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

Mortgage and Policy Loans

Mortgage loans on real estate are stated at unpaid balances, net of estimated unrecoverable amounts. In addition to a general estimated allowance, an allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms. The impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan by loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

Real Estate and Other Investments

Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value minus estimated costs to sell. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $55 and $51 at December 31, 2003 and 2002. Other investments are stated at equity, fair value or the lower of cost or market, as appropriate.

Property and Equipment

Property and equipment, which is included in other assets, is stated at cost and depreciated principally by the straight-line method over estimated useful lives, generally 30 to 50 years for buildings and approximately 10 years for other property and equipment. Accumulated depreciation was $204 and $180 at December 31, 2003 and 2002.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new and renewal business, including commissions and group sales representative incentive compensation, certain costs of underwriting and issuing policies, certain agency office expenses, and first year bonus interest or day one premium bonuses on annuities, all of which vary with and are primarily related to the production of new and renewal business, have been deferred.

Our traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized utilizing mean reversion techniques. In calculating the estimated gross profits for these products the Company utilizes a long-term total net return on assets of 8.25% and a five-year reversion period. The reversion period is a period over which a short-term return assumption is utilized to maintain the model's overall long-term rate of return. The Company caps the reversion rate of return at 8.25% for one year and 10% for years two through five. Mean reversion techniques result in the application of reasonable yield assumptions to trend the long-term rate of return back to the assumed rate over a period of time following a historical deviation from the assumed long-term rate.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of non-credit related realized gains and losses, credit related gains, and the effects of unrealized gains and losses on debt securities classified as available for sale. Deferred policy acquisition costs and value of business acquired are not adjusted for the effect of credit related losses, rather as a part of the investment income allocation process a charge, referred to as a default charge, is made against the investment income allocated to the Individual Products, Annuity and Investment Products, and Benefit Partner segments. The default charge is based upon the credit quality of the assets supporting each segment and is meant to replicate the expected credit losses that will emerge over an economic cycle. Through this mechanism, the Individual Products, Annuity and Investment Products, and Benefit Partner segments pay a relatively level charge to the corporate segment and in return are reimbursed when credit related losses actually occur. See Note 6 for further discussion.

Both deferred policy acquisition costs and value of business acquired are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No impairment adjustments have been reflected in the results of operations for the years presented.

Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Through December 31, 2001, goodwill was amortized on a straight-line basis over periods of 25 to 40 years. Accumulated amortization was $41 at December 31, 2003 and 2002. Under SFAS 142, carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows.

Separate Accounts

Separate account assets and liabilities represent funds segregated for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses are excluded from the amounts reported in the consolidated statements of income. Fees charged on policyholders' deposits are included in other considerations.

Recognition of Revenue

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date.

Premiums on accident and health, disability and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these products is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income.

Concession income of the broker/dealer subsidiaries is recorded as earned and is presented in other revenue.

Communication Revenue, Film and Program Rights

Communications sales are presented net of agency and representative commissions. Film and program rights result from license agreements under which the Company has acquired rights to broadcast certain television program material and are stated at cost less amortization. The cost of rights acquired is recorded as an asset, and an offsetting liability is also recorded when the cost is known or reasonably determinable, and the program material has been accepted and made available for broadcast. Amortization is determined using both straight-line and accelerated methods based on the terms of the license agreements. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted when appropriate to estimated amounts recoverable from future broadcast of the applicable program material.

Recognition of Benefits and Expenses

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives. For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

Future Policy Benefits

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Policyholder Contract Deposits

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities. The liability is determined using the retrospective deposit method and consists of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

Reinsurance Balances and Transactions

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Stock Based Compensation

The Company accounts for stock incentive awards in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and accordingly, recognizes no compensation expense for stock option awards to employees or directors when the option price is not less than the market value of the stock at the date of award. The Company recognizes expense utilizing the fair value method in accordance with SFAS 123 for stock options granted to non-employees, specifically agents.

SFAS 123 requires the presentation of pro forma information as if the Company had accounted for its employee and director stock options granted after December 31, 1994 under the fair value method of that Statement.

The following is a reconciliation of reported net income and proforma information as if the Company had adopted SFAS 123 for its employee and director stock option awards.

	Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$ 492	$ 450	$ 513
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	6	11	11
Pro forma net income available to common stockholders	$ 486	$ 439	$ 502
Earnings per share available to common stockholders, as reported	$3.47	$3.07	$3.38
Pro forma earnings per share available to common stockholders	$3.42	$2.99	$3.30
Earnings per share available to common stockholders — assuming dilution, as reported	$3.44	$3.04	$3.34
Pro forma earnings per share available to common stockholders — assuming dilution	$3.40	$2.96	$3.27

Income Taxes

The Company and its subsidiaries file a consolidated life/nonlife federal income tax return. Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncements

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. In accordance with the statements, the Company no longer amortizes goodwill nor certain other intangible assets (primarily Federal Communication Commission Licenses), but rather tests these intangible assets for impairment at least on an annual basis. During 2001, the Company recognized $13 of amortization expense related to these assets. The Company did not recognize any impairment losses upon adoption of SFAS 142. Further, the Company completed its annual test of impairment in the second quarter of 2003 and concluded that there had been no impairments. No subsequent events have occurred that would have led to impairment of goodwill and other intangibles.

Following is a reconciliation of reported earnings to adjusted earnings as if SFAS 142 had been in effect for all periods presented. In connection with the implementation of SFAS 142, the Company did not change the life on any intangible that was subject to amortization:

	For the Year Ended December 31,		
	2003	2002	2001
Reported net income available to common stockholders	$ 492	$ 450	$ 513
Add back: Goodwill amortization	—	—	11
Add back: FCC Licenses amortization	—	—	2
Adjusted net income available to common stockholders	$ 492	$ 450	$ 526
Basic Earnings Per Share of Common Stock:			
Reported net income available to common stockholders	$3.47	$3.07	$3.38
Add back: Goodwill amortization	—	—	0.07
Add back: FCC Licenses amortization	—	—	0.01
Adjusted net income available to common stockholders	$3.47	$3.07	$3.46
Earnings Per Share of Common Stock — Assuming Dilution:			
Reported net income available to common stockholders	$3.44	$3.04	$3.34
Add back: Goodwill amortization	—	—	0.07
Add back: FCC Licenses amortization	—	—	0.01
Adjusted net income available to common stockholders	$3.44	$3.04	$3.42

The Financial Accounting Standards Board (FASB) has issued Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (FIN 46). Under FIN 46, an enterprise consolidates a variable interest entity (VIE), as defined, if the enterprise absorbs a majority of the VIE's expected losses, receives a majority of its expected residual returns, or both, as a result of ownership, contractual or other financial interests in the VIE. Prior to FIN 46, entities were generally consolidated by an enterprise only when it had a controlling financial interest through ownership of a majority voting interest in the entity. In accordance with FIN 46, effective December 31, 2003, the Company deconsolidated Jefferson Pilot Capital Trust A and Jefferson Pilot Capital Trust B (the Trusts), VIEs that issued $300 of redeemable preferred securities in private placement transaction in 1997. All periods presented have been restated accordingly. The redeemable preferred securities were previously presented in the Company's financial statements as Capital Securities in the consolidated balance sheets. Dividends on the Capital Securities were presented in the consolidated statements of income as a deduction to arrive at net income available to common stockholders, and as a financing outflow on the consolidated statements of cash flows. As a result of the deconsolidation of the Trusts, the consolidated balance sheets now reflect junior subordinated debentures purchased from the Company by the Trusts in 1997, which had previously been eliminated in consolidation. Interest expense on the junior subordinated debentures is presented as interest expense in the consolidated statements of income and is presented as an operating cash outflow on the consolidated statements of cash flow.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* (SFAS 149), which is effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The adoption of SFAS 149 did not impact the Company's financial position or results of operations.

In April 2003, the FASB's Derivative Implementation Group issued SFAS No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposure that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments" ("DIG B36"), which is effective October 1, 2003. DIG B36 requires the bifurcation of a derivative from the receivable or payable related to modified coinsurance agreement, where the yield on the receivable and payable is based on a return of a specified block of assets rather than the creditworthiness of the ceding company. The Company has no coinsurance agreement subject to DIG B36 due to the grandfathering provisions contained therein.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* (the Statement). The Statement requires the classification of certain financial instruments as either a liability or equity, depending on the characteristics of the instrument. Because of the deconsolidation of Capital Trusts A and B described above, SFAS 150 had no impact on the Company.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the SOP). The SOP addresses: (i) separate account presentation; (ii) accounting for an insurance company's proportionate interest in separate accounts; (iii) transfers of assets from the general account to a separate account; (iv) valuation of certain insurance liabilities and policy features such as guaranteed minimum death benefits and annuitization benefits; and (v) accounting for sales inducements. The SOP was effective January 1, 2004 and will be adopted through an adjustment for the cumulative effect of a change in accounting principle. Implementation guidance pertaining to the SOP is still evolving. As a result, we are unable to estimate the impact of adoption at this time. We do not expect the cumulative effect adjustment to be material to our financial position, but it may be material to our results of operations for 2004. Ongoing application of the SOP may significantly impact earnings emergence in 2004 and beyond, lowering earnings in earlier years and increasing earnings in later years, for certain blocks of individual life insurance.

In December 2003, the FASB revised Statement of Financial Accounting Standards No. 132, *"Employers' Disclosures about Pensions and Other Postretirement Benefits."* This statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not require change in the measurement or recognition of those plans. This statement is effective for financial statements with fiscal years ending after December 15, 2003. See Note 13 for the related disclosure.

NOTE 3. INCOME PER SHARE OF COMMON STOCK

The following table sets forth the computation of earnings per share before cumulative effect of change in accounting principle and earnings per share assuming dilution before cumulative effect of change in accounting principle. On February 12, 2001, the Board authorized a three-for-two stock split which was effected as a 50%

stock dividend distributed on April 9, 2001 to shareholders of record as of March 19, 2001 (see Note 9). All share and per share amounts have been restated to give retroactive effect to the stock split:

	Year Ended December 31,		
	2003	2002	2001
Numerator:			
Numerator for net income per share and net income per share — assuming dilution — Net income available to common stockholders, before cumulative effect of change in accounting principle	$ 492	$ 450	$ 512
Denominator:			
Denominator for net income per share — weighted-average shares outstanding	141,795,065	146,846,698	151,914,983
Effect of dilutive securities:			
Employee, director, and agent stock options	1,072,150	1,375,644	1,496,187
Denominator for net income per share — assuming dilution — adjusted weighted-average shares outstanding	142,867,215	148,222,342	153,411,170
Net income per share, before cumulative effect of change in accounting principle	$ 3.47	$ 3.07	$ 3.37
Net income per share — assuming dilution, before cumulative effect of change in accounting principle	$ 3.44	$ 3.04	$ 3.33

NOTE 4. INVESTMENTS

Summary Cost and Fair Value Information

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses are as follows:

	December 31, 2003			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for sale carried at fair value				
U.S. Treasury obligations and direct obligations of U.S. Government agencies	$ 247	$ 21	$ —	$ 268
Federal agency issued mortgage backed securities (including collateralized mortgage obligations)	2,045	111	(4)	2,152
Obligations of states and political subdivisions	211	4	(2)	213
Corporate obligations	13,582	821	(96)	14,307
Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations)	721	34	(3)	752
Redeemable preferred stocks	13	1	—	14
Subtotal, debt securities	16,819	992	(105)	17,706
Equity securities	304	454	(2)	756
Securities available for sale	$17,123	$1,446	$(107)	$18,462
Held to maturity carried at amortized cost				
Obligations of state and political subdivisions	$ 7	$ 1	$ —	$ 8
Corporate obligations	2,745	186	(21)	2,910
Debt securities held to maturity	$ 2,752	$ 187	$ (21)	$ 2,918

	December 31, 2002			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for sale carried at fair value				
U.S. Treasury obligations and direct obligations of U.S. Government agencies	$ 340	$ 27	$ —	$ 367
Federal agency issued mortgage backed securities (including collateralized mortgage obligations)	3,225	224	—	3,449
Obligations of states and political subdivisions	79	5	—	84
Corporate obligations	10,094	746	(237)	10,603
Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations)	1,829	113	(4)	1,938
Redeemable preferred stocks	24	1	(1)	24
Subtotal, debt securities	15,591	1,116	(242)	16,465
Equity securities	46	366	(3)	409
Securities available for sale	$15,637	$1,482	$(245)	$16,874
Held to maturity carried at amortized cost				
Obligations of state and political subdivisions	$ 11	$ 1	$ —	$ 12
Corporate obligations	3,025	233	(45)	3,213
Debt securities held to maturity	$ 3,036	$ 234	$ (45)	$ 3,225

Contractual Maturities

Aggregate amortized cost and aggregate fair value of debt securities as of December 31, 2003, according to contractual maturity date, are as indicated below. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 361	$ 367	$ 211	$ 215
Due after one year through five years	3,420	3,648	908	969
Due after five years through ten years	6,900	7,264	1,107	1,180
Due after ten years through twenty years	2,717	2,822	405	416
Due after twenty years	3,325	3,514	121	138
Amounts not due at a single maturity date	83	77	—	—
	16,806	17,692	2,752	2,918
Redeemable preferred stocks	13	14	—	—
	$16,819	$17,706	$2,752	$2,918

Securities Lending

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $637 and $659 at December 31, 2003 and $533 and $555 at December 31, 2002.

Changes in Net Unrealized Gains on Securities

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, are as follows:

	Net Unrealized Gains (Losses)		
	Debt Securities	Equity Securities	Total
Net unrealized gains on securities available for sale as of December 31, 2000	$ 29	$ 316	$ 345
Change during year ended December 31, 2001:			
Increase (decrease) in stated amount of securities	165	(5)	160
Decrease in value of business acquired and deferred policy acquisition costs	(48)	—	(48)
Decrease in carrying value of Exchangeable Securities (Note 8)	—	(11)	(11)
Increase in derivative financial instruments	6	—	6
Decrease (increase) in deferred income tax liabilities	(40)	2	(38)
Increase (decrease) in net unrealized gains included in other comprehensive income	83	(14)	69
Net unrealized gains on securities available for sale as of December 31, 2001	112	302	414
Change during year ended December 31, 2002:			
Increase (decrease) in stated amount of securities	650	(119)	531
Decrease in value of business acquired and deferred policy acquisition costs	(238)	—	(238)
Increase in derivative financial instruments	9	—	9
Decrease (increase) in deferred income tax liabilities	(144)	38	(106)
Increase (decrease) in net unrealized gains included in other comprehensive income	277	(81)	196
Net unrealized gains on securities available for sale as of December 31, 2002	389	221	610
Change during year ended December 31, 2003:			
Increase in stated amount of securities	13	89	102
Increase in value of business acquired and deferred policy acquisition costs	20	—	20
Decrease in derivative financial instruments	(7)	—	(7)
Increase in deferred income tax liabilities	(13)	(29)	(42)
Increase in net unrealized gains included in other comprehensive income	13	60	73
Net unrealized gains on securities available for sale as of December 31, 2003	$ 402	$ 281	$ 683

Net Investment Income

The details of investment income, net of investment expenses, follow:

	Year Ended December 31,		
	2003	2002	2001
Interest on debt securities	$1,317	$1,325	$1,270
Investment income on equity securities	25	18	23
Interest on mortgage loans	256	250	234
Interest on policy loans	50	52	48
Other investment income	42	24	33
Gross investment income	1,690	1,669	1,608
Investment expenses	(33)	(35)	(45)
Net investment income	$1,657	$1,634	$1,563

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

Realized Gains and Losses

The details of realized investment gains (losses) including other than temporary impairments follow:

	Year Ended December 31,		
	2003	2002	2001
Common stocks	$ 14	$ 160	$146
Debt securities	(71)	(167)	(80)
Total securities	(57)	(7)	66
Real estate	—	(2)	1
Other	(4)	(8)	(2)
Amortization of deferred policy acquisition costs and value of business acquired	14	(5)	1
Realized investment (losses) gains	$(47)	$ (22)	$ 66

See Note 6 for discussion of amortization of Deferred Policy Acquisition Cost and VOBA.

Information about total gross realized gains and losses on securities, including other than temporary impairments, follows:

	Year Ended December 31,		
	2003	2002	2001
Gross realized:			
Gains	$ 71	$ 196	$160
Losses	(128)	(203)	(94)
Net realized (losses) gains on total securities	$ (57)	$ (7)	$ 66

Information about gross realized gains and losses on available for sale securities including other than temporary impairments follows:

	Year Ended December 31,		
	2003	2002	2001
Gross realized:			
Gains	$ 56	$ 191	$156
Losses	(105)	(182)	(75)
Net realized (losses) gains on available for sale securities	$ (49)	$ 9	$ 81

Investment Concentration Risk and Impairment

Investments in debt and equity securities include 1,773 issuers. Debt and equity securities include investments in Bank of America of $494 and $471 as of December 31, 2003 and 2002. No other corporate issuer represents more than one percent of investments.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2003 and 2002, the amounts held in debt securities available for sale pledged as collateral for these borrowings were $428 and $532.

The Company's mortgage loan portfolio is comprised of conventional real estate mortgages collateralized primarily by retail (33%), office (20%), industrial (20%), apartment (16%), and hotel (11%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Approximately 32% of stated mortgage loan balances as of December 31, 2003 are due from borrowers in South Atlantic states, approximately 18% are due from borrowers in West South Central states, approximately 14% are due from borrowers in Pacific states and approximately 10% are due from borrowers in Mountain states. No other geographic region represents as much as 10% of December 31, 2003 mortgage loans.

At December 31, 2003 and 2002, the recorded investment in mortgage loans that are considered to be potentially impaired was $62 and $66. Delinquent loans outstanding as of December 31, 2003 and 2002 totaled $4 and $12. The related allowance for credit losses on all mortgage loans was $36 at December 31, 2003 and 2002. The average recorded investment in potentially impaired loans was $64, $77 and $67 during the years ended December 31, 2003, 2002 and 2001, on which interest income of $6, $6 and $7 was recognized.

The Company sold certain securities that had been classified as held to maturity, due to significant declines in credit worthiness. The net amortized cost of sold securities were $29, $86, and $27 for 2003, 2002, and 2001. The realized gains/(losses) on the sales of these securities, some of which were previously impaired, were $9, $0, and $(6) for 2003, 2002, and 2001.

The Company monitors its portfolio closely to ensure that all other than temporary impairments are identified and recognized in earnings as they occur. The table below summarizes unrealized losses on all securities held by both asset class and length of time that a security has been in unrealized loss position:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury obligations and direct obligations of U.S. Government agencies	$ 14	$ —	$ —	$ —	$ 14	$ —
Federal agency issued mortgage backed securities (including collateralized mortgage obligations)	101	(4)	—	—	101	(4)
Obligations of states and political subdivisions	148	(2)	—	—	148	(2)
Corporate obligations	2,746	(69)	600	(48)	3,346	(117)
Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations)	35	—	18	(3)	53	(3)
Redeemable preferred stock	—	—	4	—	4	—
Subtotal, debt securities	3,044	(75)	622	(51)	3,666	(126)
Equity securities	15	(1)	4	(1)	19	(2)
Total temporarily impaired securities	$3,059	$(76)	$626	$(52)	$3,685	$(128)

One statistic we pay particular attention to with respect to debt securities is the Fair Value to Amortized Cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or credit spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other than temporary. Securities with a fair value to amortized cost ratio less then 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and our intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in our debt portfolio as of December 31, 2003.

	Amortized Cost	Fair Value	Unrealized Losses	Percentage
90%-99%	$3,543	$3,456	$ (87)	69.0%
80%-89%	224	193	(31)	24.6%
Below 80%	25	17	(8)	6.4%
	$3,792	$3,666	$(126)	100.0%

As of December 31, 2003 we held nine securities that were "potentially distressed." Four of these securities are equipment trust securities secured by passenger aircraft. We have evaluated both the underlying collateral and the health of the passenger airlines that are leasing these aircraft, and have concluded that these securities are not other than temporally impaired. The remaining five securities have been "potentially distressed" for less than six months and, based on our review of the factors delineated above, are not considered to be other than temporarily impaired.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

SFAS 133 requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The fair values of the Company's derivative instruments of $33 and $18 at December 31, 2003 and 2002, are included in other investments in the consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge related to foreign currency exposure. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through earnings in the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in current earnings during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis. The Company has no fair value hedges or hedges of net investments in foreign operations.

Cash Flow Hedging Strategy

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the years ended December 31, 2003, 2002 and 2001 the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2003 and 2002 the maximum term of interest rate swaps that hedged floating rate investments was ten years.

The Company also uses interest rate swaps to hedge anticipated purchases of assets that support the annuity line of business. As assets are purchased, the interest rate swap is unwound resulting in a realized gain/(loss) which effectively offsets the change in the cost of the assets purchased to back annuities issued. The gain/(loss) is amortized into income over time, resulting in an overall yield that is consistent with the Company's pricing assumptions.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked to market through realized gains. For the years ended December 31, 2003, 2002 and 2001, the Company's realized investment gains from these swaps were insignificant.

For the years ended December 31, 2003 and 2002, the Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $(5) and $9.

For the years ended December 31, 2003, 2002 and 2001 the Company recognized $4, $0 and $0 in previously deferred losses as a result of sales of securities purchased through the use of cash flow hedges. The Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Other Derivatives

The Company markets equity-indexed annuities. These contracts have an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® index. The Company has historically managed this risk by purchasing call options that mirrored the interest credited to the contracts. These call options act as an economic hedge, as changes in their fair values are recognized in net investment income. For the year ended December 31, 2003, activity reflected in net investment income related to these options was $18. Such amounts were insignificant for 2002 and 2001.

The Company also invests in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. These derivatives are marked to market through realized investment gains and were insignificant for the years ended December 31, 2003, 2002 and 2001.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings.

The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation. Currently, non-performance by a counterparty would not have a material adverse effect on the Company's financial position or results of operations. The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments and credited interest on annuities.

NOTE 6. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred Policy Acquisition Costs

Information about deferred policy acquisition costs follows:

	Year Ended December 31,		
	2003	2002	2001
Beginning balance	$1,525	$1,410	$1,219
Deferral:			
Commissions	381	357	284
Other	120	122	100
	501	479	384
Amortization	(280)	(202)	(169)
Adjustment related to unrealized losses (gains) on debt securities available for sale	19	(159)	(24)
Adjustment related to realized losses (gains) on debt securities	6	(3)	—
Ending balance	$1,771	$1,525	$1,410

Value of Business Acquired

Information about value of business acquired follows:

	Year Ended December 31,		
	2003	2002	2001
Beginning balance	$ 502	$ 660	$ 740
Deferral of commissions and accretion of interest	9	7	12
Amortization	(61)	(84)	(68)
Adjustment related to unrealized losses (gains) on debt securities available for sale	1	(79)	(25)
Adjustment related to realized losses (gains) on debt securities	8	(2)	1
Ending balance	$ 459	$ 502	$ 660

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

Year	Amortization Percentage
2004	11.9%
2005	9.9%
2006	8.7%
2007	8.2%
2008	7.0%

As discussed in Note 2, investment income allocated to the Individual Products, AIP and Benefit Partners segments are reduced by a default charge intended to replicate expected credit losses over an economic cycle. In 2003, the Company unlocked its deferred policy acquisition cost and VOBA models with respect to the default charge assumption, resulting in a favorable adjustment of $16 to realized gains and losses.

NOTE 7. POLICY LIABILITIES INFORMATION

Interest Rate Assumptions

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 10 to 30 years to ultimate rates ranging from 2.0% to 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 9.0% in 2003 and from 4.0% to 7.5% in 2002 and 2001. The average credited interest rates for universal life-type products were 5.0% for 2003 and 5.6% for years 2002 and 2001. For annuity products, credited interest rates generally ranged from 3.0% to 7.6% in 2003, 3.0% to 7.8% in 2002 and 4.0% to 9.8% in 2001.

Mortality and Withdrawal Assumptions

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

For structured settlements issued prior to 1987, mortality assumptions are based on blends of the 1971 Individual Annuity Mortality Table (71 IAM) and the 1969-71 U.S. Life Tables. For similar products issued between 1987 and 1999, mortality assumptions are based on blends of the 1983 Table a(83a) and 1979-81 U.S. Life Tables. For similar products issued after 1999, mortality assumptions are based on the Annuity 2000 Mortality Table (2000a).

For immediate annuities, the 71 IAM table is used for issues prior to 1992, the 83a table is used for issues between 1992 and 1999, and issues after 1999 use the 2000a table.

Accident and Health and Disability Insurance Liabilities Activity

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, is summarized below:

	2003	2002	2001
Balance as of January 1	$564	$540	$552
Less reinsurance recoverables	132	135	146
Net balance as of January 1	432	405	406
Amount incurred:			
Current year	408	366	304
Prior years	(1)	(38)	(44)
	407	328	260
Less amount paid:			
Current year	224	211	174
Prior years	115	90	87
	339	301	261
Net balance as of December 31	500	432	405
Plus reinsurance recoverables	130	132	135
Balance as of December 31	$630	$564	$540
Balance as of December 31 included with:			
Future policy benefits	$591	$530	$498
Policy and contract claims	39	34	42
	$630	$564	$540

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for potential adverse changes in claim patterns and severity. Lower than anticipated claims resulted in adjustments to liabilities in each year.

NOTE 8. DEBT

Commercial Paper and Revolving Credit Borrowings

The Company has entered into bank credit agreements for unsecured revolving credit, under which the Company has the option to borrow at various interest rates. In May 2002, the Company replaced an expiring $375 bank agreement with new unsecured revolving credit agreements, currently aggregating $525, half available until May 2004 and half available until May 2007. The credit agreements principally support the issuance of commercial paper. As of December 31, 2003, outstanding commercial paper had various maturities, with none in excess of 120 days. The Company can issue commercial paper with maturities of up to 270 days. In the event the Company is not able to remarket commercial paper at maturity, the Company has sufficient liquidity, consisting of the bank credit agreement, liquid assets, such as equity securities, and other resources to retire these obligations. The weighted-average interest rates for commercial paper borrowings outstanding of $654 and $453 at December 31, 2003 and 2002 were 1.13% and 1.44%.

The junior subordinated debentures were issued in 1997 and consist of $206 at an interest rate of 8.14% and $103 at an interest rate of 8.285%. Interest is paid semi-annually. These debentures mature in 2046, but are redeemable prior to maturity at the option of the Company beginning January 15, 2007, two-thirds subject to a call premium of 4.07% and the remainder subject to a call premium of 4.14% that grades to zero as of January 15, 2017.

NOTE 9. STOCKHOLDERS' EQUITY

Common Stock

Changes in the number of shares outstanding are as follows:

	Year Ended December 31,		
	2003	2002	2001
Shares outstanding, beginning	142,798,768	150,006,582	154,305,846
Shares issued under stock option plans	1,390,372	673,486	141,075
Shares reacquired	(3,578,600)	(7,881,300)	(4,440,339)
Shares outstanding, ending	140,610,540	142,798,768	150,006,582

On February 12, 2001, the Board authorized a three-for-two common stock split which became effective as a 50% stock dividend distributed on April 9, 2001 to shareholders of record as of March 19, 2001. The split-adjusted value of fractional shares was paid in cash. The par value of additional shares issued, which totaled $64, was reclassified from retained earnings to common stock. All share and per share information gives retroactive effect to the stock split.

Shareholders' Rights Plan

Under a shareholders' rights plan, one common share purchase right is attached to each share of the Company's common stock. The plan becomes operative in certain events involving an offer for or the acquisition of 15% or more of the Company's common stock by any person or group. Following such an event, each right, unless redeemed by the Company's Board, entitles the holder (other than the acquiring person or group) to purchase for an exercise price of $156.67 an amount of common stock of the Company (or in the discretion of the Board, preferred stock, debt securities, or cash), or in certain circumstances stock of the acquiring company, having a market value of twice the exercise price. Approximately 141 million shares of common stock are currently reserved for the amended rights plan. The rights expire on February 8, 2009 unless extended by the Board, and are redeemable by the Board at a price of 0.30 cents per right at any time before they become exercisable.

Preferred Stock

The Company has 20,000,000 shares of preferred stock authorized (none issued) with the par value, dividend rights and other terms to be set by the Board of Directors, subject to certain limitations on voting rights.

NOTE 10. STOCK INCENTIVE PLANS

Long Term Stock Incentive Plan

Under the Long Term Stock Incentive Plan, a Committee of independent directors may award nonqualified or incentive stock options and stock appreciation rights, and make grants of the Company's stock, to employees of the Company and to life insurance agents. Stock grants may be either restricted stock or unrestricted stock distributed upon the achievement of performance goals established by the Committee.

A total of 12,348,825 shares are available for issuance pursuant to outstanding or future awards as of December 31, 2003. The option price is never less than the market value of the Company's common stock on the award date. Options are exercisable for periods determined by the Committee, not to exceed ten years from the award date, and vest immediately or over periods as determined by the Committee. Restricted and unrestricted stock grants are limited to 10% of the total shares reserved for the Plan. This plan will terminate as to further awards on May 3, 2009, unless earlier terminated by the Board.

Non-Employee Directors' Plan

Under the Non-Employee Directors' Stock Option Plan, 603,707 shares of the Company's common stock are reserved for issuance pursuant to outstanding awards as of December 31, 2003. Nonqualified stock options are automatically awarded, at market prices on specified award dates. The options vest over a period of one to three years, and terminate ten years from the date of award, but are subject to earlier vesting or termination under certain circumstances. This plan terminated as to further awards on March 31, 2003. In 2004, the Board of Directors has approved a replacement plan, subject to shareholder approval, with 425,000 shares reserved for this plan.

Summary Stock Option Activity

Summarized information about the Company's stock option activity follows:

	2003		2002		2001	
	Options	Weighted-Average Exercise Price Per Share	Options	Weighted-Average Exercise Price Per Share	Options	Weighted-Average Exercise Price Per Share
Outstanding beginning of year	9,952,806	$37.01	9,492,389	$34.82	7,644,441	$31.32
Granted	1,378,550	38.49	1,436,361	47.71	2,222,163	46.39
Exercised	(1,525,590)	26.30	(707,740)	26.63	(132,948)	21.43
Forfeited	(148,463)	51.53	(268,204)	44.15	(241,267)	37.79
Outstanding end of year	9,657,303	$38.80	9,952,806	$37.01	9,492,389	$34.82
Exercisable at end of year	7,427,496	$37.54	7,576,734	$34.23	6,070,322	$30.82
Weighted-average fair value of options granted during the year	$ 8.80		$ 10.73		$ 11.27	

The following table summarizes certain stock option information at December 31, 2003:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$13.37 – $16.19	388,310	1.0	$15.94	388,310	$15.94
$23.83 – $25.72	1,336,966	2.6	24.89	1,336,966	24.89
$32.33 – $35.96	1,459,626	5.1	35.11	1,459,626	35.11
$36.00 – $46.17	3,119,203	5.8	40.42	2,090,820	41.64
$46.55 – $51.04	3,353,198	6.9	47.09	2,151,774	46.97
	9,657,303		$38.80	7,427,496	$37.54

These tables include 759,746 outstanding and 447,663 exercisable stock options held by life insurance agents. These are five year options with most vesting based on future production. Forfeitures on agent options have been much higher than on other options. These options are expensed upon vesting in accordance with SFAS 123.

Fair values were estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001: risk-free interest rates of 3.7%, 5.0% and 5.2%; volatility factors of the expected market price of the Company's common stock of 0.24, 0.22 and 0.22; and a weighted-average expected life of the options of 7.2 years for 2003, 7.9 years for 2002 and 8.1 years for 2001. An expected dividend yield of 2.57% was assumed for those grants made in 2003, and dividends were assumed to increase by 10% annually for those grants in 2002 and 2001.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of the options.

NOTE 11. STATUTORY FINANCIAL INFORMATION

The Company's life insurance subsidiaries prepare financial statements on the basis of SAP prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. None of the life insurance subsidiaries utilize permitted practices in the preparation of their statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP, (2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Effective January 1, 2001, the NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The domiciliary states of the Company's insurance subsidiaries have adopted the provisions of the revised manual with certain exceptions. Codification has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory basis financial statements. The effect of the adoption of Codification was to increase statutory surplus by $42 in 2001, primarily through the addition of deferred income taxes.

A comparison of net income and statutory capital and surplus of the life insurance subsidiaries determined on the basis of SAP to net income and stockholder's equity of these life insurance subsidiaries on the basis of GAAP is as follows:

	2003	2002	2001
Statutory Accounting Practices			
Net income for the year ended December 31	$ 424	$ 240	$ 353
Statutory capital and surplus as of December 31	$1,774	$1,555	$1,547
Generally Accepted Accounting Principles			
Net income for the year ended December 31	$ 450	$ 323	$ 400
Stockholder's equity as of December 31	$4,244	$4,023	$3,720

Prior to its acquisition, Guarantee converted from a mutual form to a stock life company. In connection with that conversion, Guarantee agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets, including revenue therefrom, allocated to the participating policies will accrue solely to the benefit of those policies. The assets and liabilities relating to these participating policies amounted to $324 and $356 at December 31, 2003 and $336 and $364 at December 31, 2002. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2003, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

The insurance statutes of the states of domicile limit the amount of dividends that the life insurance subsidiaries may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, approximately $238 of dividends could be paid to the ultimate parent by the life insurance subsidiaries in 2004 without regulatory approval.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. Our insurance subsidiaries had securities totaling $25 and $27 on deposit with various states in 2003 and 2002.

NOTE 12. INCOME TAXES

Income taxes reported are as follows:

	Year Ended December 31,		
	2003	2002	2001
Current expense	$127	$238	$222
Deferred expense	119	(3)	41
Cumulative effect of change in accounting for derivative instruments	—	—	1
Total income tax expense	$246	$235	$264

A reconciliation of the federal income tax rate to the Company's effective income tax rate follows:

	Year Ended December 31,		
	2003	2002	2001
Federal income tax rate	35.0%	35.0%	35.0%
Reconciling items:			
Tax exempt interest and dividends received deduction	(1.2)	(1.5)	(1.1)
Other, net	(0.5)	0.8	—
Effective income tax rate	33.3%	34.3%	33.9%

The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Difference in policy liabilities	$ 470	$402
Obligation for postretirement benefits	1	6
Deferred compensation	33	26
Capital loss carryforward	25	—
Other deferred tax assets	32	23
Gross deferred tax assets	561	457
Deferred tax liabilities:		
Net unrealized gains on securities	369	327
Deferral of policy acquisition costs and value of business acquired	517	407
Deferred gain recognition for income tax purposes	41	16
Differences in investment bases	64	61
Depreciation differences	44	18
Other deferred tax liabilities	69	13
Gross deferred tax liabilities	1,104	842
Net deferred income tax liability	$ 543	$385

Federal income tax returns for all years through 1994 are closed. The Internal Revenue Service has examined tax years 1995, 1996, 1997 and 1998, and assessments totaling $7 have been agreed upon and paid. The examination of the 1999 tax year has been completed by the Internal Revenue Service and assessments totaling $6 have been agreed upon and paid. In the opinion of management, recorded income tax liabilities adequately provide for additional assessments on all remaining open years.

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." The Company has approximately $107 of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. No related deferred tax liability has been recognized for the potential tax, which would approximate $37.

NOTE 13. RETIREMENT BENEFIT PLANS

Pension Plans

The Company and its subsidiaries have tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The plans are funded through group annuity contracts with JP Life. The assets of the plans are those of the related contracts, and are primarily held in separate accounts of JP Life. Information regarding pension plans is as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$322	$267
Service cost	13	11
Interest cost	21	20
Actuarial loss	30	42
Benefits paid	(25)	(18)
Benefit obligation at end of year	361	322
Change in plan assets:		
Fair value of assets at beginning of year	331	361
Actual return on plan assets	58	(13)
Transfer in	5	1
Benefits paid	(25)	(18)
Fair value of assets at end of year	369	331
Funded status of the plans	8	9
Unrecognized net loss	8	9
Unrecognized transition net asset	(2)	(4)
Unrecognized prior service cost	—	1
Net amount recognized	$ 14	$ 15
Amounts recognized consist of:		
Prepaid benefit cost	$ 28	$ 31
Accrued benefit cost	(14)	(16)
Net amount recognized	$ 14	$ 15

The accumulated benefit obligation for all defined benefit pension plans was $319 and $286 at December 31, 2003 and 2002.

Information for Nonqualified Pension Plans, included above:

	December 31, 2003	December 31, 2002
Projected benefit obligation	$26	$22
Accumulated benefit obligation	21	18
Fair value of plan assets	—	—

Components of Net Periodic Benefit Cost:

	Year Ended December 31,		
	2003	2002	2001
Service cost	$ 13	$ 11	$ 12
Interest cost	21	20	19
Expected return on plan assets	(31)	(30)	(30)
Amortization of net transition asset	(1)	(2)	(2)
Amortization of prior service cost	1	1	1
Amortization of net loss	(2)	(3)	(4)
Net periodic benefit cost	$ 1	$ (3)	$ (4)

Assumptions:

	2003	2002	2001
Weighted-average assumptions used to determine benefit obligations at December 31:			
Discount rate	6.25%	6.75%	7.0%
Rate of compensation increase	4.0%	4.0%	5.0%
Weighted-average assumptions used to determine net cost for years ended December 31:			
Discount rate	6.75%	7.0%	7.0%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%	5.0%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is made for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the Plans' assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate the Company subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

Plan Assets

The Company's pension plans weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows based on fair value:

Asset Category	December 31, 2003	December 31, 2002
Equity securities	70%	62%
Debt securities	29%	37%
Other	1%	1%
Total	100%	100%

The overall investment objective of the Plans is to meet or exceed the actuarial assumptions of each Plan. The Plans are assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of Plan assets is reviewed at least annually. As of December 31, 2003, the guidelines were: equity securities, a range of 40% to 70% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 30% to 60% of the total portfolio's value; cash, up to 5% of the portfolio's value. Late in 2003, increases in the market value of equity securities caused the percentage of the portfolio invested in debt securities to be 29% at year end. Guidelines subsequent to December 31, 2003 allow an allocation of up to 75% to equity securities and an allocation to fixed income securities of no less than 25%, to accommodate fluctuations in market value. The portfolio may be invested in individual securities, mutual funds, or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, a Plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

Contributions

The Company estimates that there will be no contributions during 2004 for qualified plans and $6 to $10 for nonqualified plans.

Other Postretirement Benefit Plans

The Company sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. The non-pension postretirement expense was $2 in 2003, $2 in 2002 and $1 in 2001.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the Act) was signed into law. The Act includes a federal subsidy to sponsors of retiree health plans that provide a prescription drug benefit that is at least actuarially equivalent to the benefit to be provided under Medicare Part D. While we are still evaluating the provisions of the Act, we expect it will have a favorable impact on our postretirement benefits liability. We do not expect the impact to be material to our results of operations or our financial position. The Company has elected to defer recognition of any accounting effects of the Act until authoritative guidance is issued by the Financial Accounting Standards Board.

Defined Contribution Plans

Defined contribution retirement plans cover most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Company's common stock. Most plan assets are invested under a group variable annuity contract issued by JP Life. Expenses were $2, $4 and $4 during 2003, 2002 and 2001.

NOTE 14. REINSURANCE

The insurance subsidiaries attempt to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. They reinsure the portion of an individual life insurance risk in excess of their retention, which ranges from $0.4 to $2.1 for various individual life and annuity products. They also attempt to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. They assume portions of the life and accident and health risks underwritten by certain other insurers on a limited basis, but amounts related to assumed reinsurance are not significant to the consolidated financial statements.

JPFIC reinsures certain insurance business written prior to 1995 with affiliates of Household International, Inc. on a coinsurance basis. Balances are settled monthly, and the reinsurers compensate JPFIC for administrative services related to the reinsured business. The amount due from reinsurers in the consolidated balance sheets includes $845 and $889 due from the Household affiliates at December 31, 2003 and 2002.

Assets related to the Household reinsured business have been placed in irrevocable trusts formed to hold the assets for the benefit of JPFIC and are subject to investment guidelines which identify (1) the types and quality standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. JPFIC has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event.

As of December 31, 2003 and 2002, JPFIC also had a reinsurance recoverable of $76 and $79 from a single reinsurer, pursuant to a 50% coinsurance agreement. JPFIC and the reinsurer are joint and equal owners in $153 and $144 of securities and short-term investments as of December 31, 2003 and 2002, 50% of which is included in investments in the consolidated balance sheets.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the subsidiaries. The subsidiaries regularly evaluate the financial condition of their reinsurers and monitor concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the reinsurance activities of the subsidiaries during the three years ended December 31, 2003.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits are as follows:

	Year Ended December 31,		
	2003	2002	2001
Premiums and other considerations, before effect of reinsurance ceded	$1,031	$ 928	$ 851
Less premiums and other considerations ceded	80	87	81
Net premiums and other considerations	$ 951	$ 841	$ 770
Universal life and investment product charges, before effect of reinsurance ceded	$ 798	$ 745	$ 712
Less universal life and investment product charges ceded	107	107	96
Net universal life and investment product charges	$ 691	$ 638	$ 616
Benefits, before reinsurance recoveries	$2,233	$2,275	$1,986
Less reinsurance recoveries	228	361	228
Net benefits	$2,005	$1,914	$1,758

NOTE 15. SEGMENT INFORMATION

The Company has five reportable segments, which are defined based on the nature of the products and services offered: Individual Products, Annuity and Investment Products (AIP), Benefit Partners, Communications, and Corporate and Other. Within the Individual Products segment, the Company offers a wide array of individual life insurance products including variable life insurance. AIP offers both fixed and variable annuities, as well as other investment products. Benefit Partners offers group non-medical products such as term life, disability and dental insurance to the employer marketplace. Various insurance and investment products are currently marketed to individuals and businesses in the United States. The Communications segment consists principally of radio and television broadcasting operations located in strategically selected markets in the Southeastern and Western

United States, and sports program production. The Corporate and Other segment includes activities of the parent company and passive investment affiliates, default charges as discussed in Note 2, surplus of the life insurance subsidiaries not allocated to other reportable segments including earnings thereon, financing expenses on Corporate debt, federal and state income taxes not otherwise allocated to other reportable segments, and all of the Company's realized gains and losses. Surplus is allocated to the Individual Products, AIP, and Benefit Partners reportable segments based on risk-based capital formulae which give consideration to asset/liability and general business risks, as well as the Company's strategies for managing those risks. Various distribution channels and/or product classes related to the Company's individual life, annuity and investment products and group insurance have been aggregated in the Individual Products, AIP, and Benefit Partners reporting segments.

The segments are managed separately because of the different products, distribution channels and marketing strategies each employs. The Company evaluates performance based on several factors, of which the primary financial measure is reportable segment results, which excludes realized gains and losses. The accounting policies of the business segments are the same as those described in Note 2. Substantially all revenue is derived from sales in the United States, and foreign assets are not material. The following table summarizes financial information of the reportable segments:

	December 31,	
	2003	2002
Assets		
Individual Products	$17,717	$16,671
AIP	9,941	9,397
Benefit Partners	1,079	909
Communications	210	204
Corporate & Other	3,749	3,438
Total assets	$32,696	$30,619

	Year Ended December 31,		
	2003	2002	2001
Revenues			
Individual Products	$1,774	$1,737	$1,682
AIP	694	686	647
Benefit Partners	820	698	602
Communications	214	208	195
Corporate & Other	118	99	130
	3,620	3,428	3,256
Realized investment (losses) gains, before tax	(47)	(22)	66
Total revenues, before cumulative effect of change in accounting principle	$3,573	$3,406	$3,322
Total reportable segment results and reconciliation to net income available to common stockholders			
Individual Products	$ 309	$ 293	$ 295
AIP	85	80	75
Benefit Partners	51	48	44
Communications	46	40	34
Corporate & Other	32	4	20
Total reportable segment results, before cumulative effect of change in accounting principle	523	465	468
Realized investment (losses) gains, net of tax	(31)	(15)	44
Net income available to common stockholders, before cumulative effect of change in accounting principle	492	450	512
Cumulative effect of change in accounting for derivative instruments, net of income taxes	—	—	1
Net income available to common stockholders	$ 492	$ 450	$ 513

	Year Ended December 31,		
	2003	2002	2001
Net investment income (expense)			
Individual Products	$ 914	$ 924	$ 877
AIP	587	577	530
Benefit Partners	64	60	55
Communications	(2)	(3)	(4)
Corporate & Other	94	76	105
Total net investment income	$1,657	$1,634	$1,563
Amortization of deferred policy acquisition costs and value of business acquired			
Individual Products	$ 195	$ 167	$ 144
AIP	46	38	38
Benefit Partners	100	81	55
Amortization reflected in total reportable segment results	341	286	237
Amortization on realized investment gains (losses)	(14)	5	(1)
Amortization of deferred policy acquisition costs and value of business acquired	$ 327	$ 291	$ 236
Income tax (benefit) expense			
Individual Products	$ 163	$ 158	$ 158
AIP	46	43	41
Benefit Partners	27	26	24
Communications	29	26	22
Corporate & Other	(3)	(11)	(4)
Total operating income tax expense	262	242	241
Income tax (benefit) expense on realized investment (losses) gains	(16)	(7)	22
Total income tax expense	$ 246	$ 235	$ 263

The Company allocates depreciation expense to Individual Products, AIP and Benefit Partners, but the related fixed assets are contained in the Corporate and Other segment.

NOTE 16. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects, are as follows:

	Unrealized Gains on Available-for-Sale Securities	Derivative Financial Instruments Gains/(Losses)	Total
Balance at December 31, 2000	$345	$—	$345
Unrealized holding gains arising during period, net of $64 tax expense	118	—	118
Change in fair value of derivatives, net of $2 tax expense	—	4	4
Less: reclassification adjustment			
Gains realized in net income, net of $28 tax expense	53	—	53
Balance at December 31, 2001	410	4	414
Unrealized holding gains arising during period, net of $104 tax expense	193	—	193
Change in fair value of derivatives, net of $5 tax expense	—	9	9
Less: reclassification adjustment			
Gains realized in net income, net of $3 tax expense	6	—	6
Balance at December 31, 2002	597	13	610
Unrealized holding gains arising during period, net of $23 tax expense	46	—	46
Change in fair value of derivatives, net of $2 tax benefit	—	(5)	(5)
Less: reclassification adjustment			
Losses realized in net income, net of $17 tax benefit	(32)	—	(32)
Balance at December 31, 2003	$675	$ 8	$683

NOTE 17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 are summarized as follows:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Debt securities available for sale	$17,706	$17,706	$16,465	$16,465
Debt securities held to maturity	2,752	2,918	3,036	3,225
Equity securities available for sale	756	756	409	409
Mortgage loans	3,472	3,675	3,294	3,608
Policy loans	869	972	909	1,010
Derivative financial instruments	33	33	18	18
Financial Liabilities				
Annuity contract liabilities in accumulation phase	8,059	7,714	7,622	7,295
Commercial paper and revolving credit borrowings	654	654	453	453
Securities sold under repurchase agreements	401	401	499	499
Junior subordinated debentures	309	309	309	309

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair values of commercial paper and revolving credit borrowings approximate their carrying amounts due to their short-term nature. Similarly, the fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

The fair value of the junior subordinated debentures was determined based on market quotes for similar securities.

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheets, approximates $86 at December 31, 2003.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

JPCC has commitments for purchases of syndicated television programming and commitments on other contracts, and future sports programming rights as of December 31, 2003. The Company also has commitments to sell a portion of the sports programming rights to other entities, over the same period. They are as follows:

	Commitments	Revenues	Net
2004	$ 62	$ 49	$ 13
2005	59	29	30
2006	52	28	24
2007	49	29	20
2008	48	30	18
Thereafter	107	92	15
Total	$377	$257	$120

These commitments are not reflected as an asset or liability in the consolidated balance sheets because the programs are not currently available for use.

A life insurance subsidiary is a defendant in a proposed class action suit. The suit alleges that a predecessor company, decades ago, unfairly discriminated in the sale of certain small face amount life insurance policies, and unreasonably priced these policies. Management believes that the life company's practices have complied with state insurance laws and intends to vigorously defend the claims asserted.

In the normal course of business, the Company and its subsidiaries are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

NOTE 19. SUBSEQUENT EVENTS

Agreement to Acquire Business

In March 2004, the Company acquired the U.S. group life, disability and dental business of The Canada Life Assurance Company (Canada Life), an indirect subsidiary of Great-West Lifeco Inc. The transaction resulted in a commitment of capital of approximately $200, including capital to support the acquired blocks.

Issuance of Debt

On January 27, 2004, the Company issued $300 of 4.75% 10-year term notes and $300 of floating rate EXtendible Liquidity Securities® (EXLs) with an initial maturity of February 17, 2005 subject to periodic extension through 2011. The proceeds from the debt issuance were used to finance the Canada Life acquisition and to pay down commercial paper while rebalancing the mix of fixed and floating rate debt and short and long term maturities in the Company's capital structure.

EXECUTIVE OFFICE

Jefferson-Pilot Corporation
100 North Greene Street (27401)
P.O. Box 21008
Greensboro, North Carolina 27420
Telephone: (336) 691-3000

AUDITORS

Ernst & Young LLP
Suite 200
202 Centre Port Drive
Greensboro, North Carolina 27409

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Jefferson-Pilot Corporation will be held on the 4th Floor of the Jefferson-Pilot Building at 100 North Greene Street, Greensboro, North Carolina, at 10:00 a.m., on May 3, 2004.

LISTING

Shares of Jefferson-Pilot Corporation are traded on the New York Stock Exchange under the symbol JP.

TRANSFER AGENT AND REGISTRAR

Wachovia Bank
Equity Services Group
1525 West W. T. Harris Blvd., 3C3
Charlotte, North Carolina 28288-1153
Telephone: (800) 829-8432
Fax: (704) 590-7618
Email: equityservices@wachovia.com

SHAREHOLDER SERVICES

Jefferson-Pilot offers a Dividend Reinvestment Plan that includes a commission-free purchase option. We also offer a direct deposit option for cash dividends. Information about these services may be obtained by contacting Wachovia Bank as noted above.

SHAREHOLDER INQUIRIES

Registered shareholders should direct questions concerning stock transfers, lost certificates, changes of address, and dividend payments to our Transfer Agent.

Inquiries concerning the Corporation or its operations should be directed to:

Investor Relations, Jefferson-Pilot Corporation
Mail: P.O. Box 21008
Greensboro, North Carolina 27420
Telephone: (336) 691-3379 or (336) 691-3382
Fax: (336) 691-3283
Email: investor.relations@jpfinancial.com

The Corporation's Form 10-K is available on the company's website, or by request to our Investor Relations address above.

Jefferson Pilot's website address is www.jpfinancial.com

INSURANCE MARKETPLACE STANDARDS ASSOCIATION

100 NORTH GREENE STREET
GREENSBORO, NORTH CAROLINA 27401
WWW.JPFINANCIAL.COM

JPC-04159

3/04